9/12

05011153

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bresagen Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

FILE NO. 82- 5735

FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 9/13/05

ARLS
6-30-05

BresaGen

ANNUAL REPORT 2005

BresaGen Ltd

ABN 60 007 988 767

Appendix 4E

Preliminary Final Report

Year ended 30 June 2005 (current period)

and the year ended 30 June 2004 (previous corresponding period)

Results for announcement to the market

				$A'000
Revenue from ordinary activities	Down	71.57%	to	3,062
Profit/(Loss) from ordinary activities after tax attributable to members	Down	24.1%	to	(8,093)
Profit/(Loss) for the period attributable to members	Down	24.1%	to	(8,093)

	Current period	Previous corresponding Period
Net tangible asset backing per ordinary security	2.00 cents	12.91 cents
Basic earnings/(loss) per share	(8.29) cents	(19.56) cents

Dividends: It is not proposed that any dividend will be paid. No dividends were paid in the previous corresponding period.

An explanation of the result of the current period is set out in the Directors' Report contained in the attached audited Annual Report.

Full Financial details of the Company are also contained in the attached audited Annual Report.

TABLE OF CONTENTS

CORPORATE DIRECTORY

DIRECTORS
Mr Stephen Jones, Chairman
Dr Wolfgang Hanisch, Managing Director
Dr Meera Verma, Director & Chief Operating Officer
Dr Michael Monsour, Non-Executive Director

COMPANY SECRETARY
Mr Bryan Dulhunty BEc, CA

REGISTERED OFFICE
8 Dalgleish Street
Thebarton South Australia 5031
AUSTRALIA

Tel: +61 8 8234 2660
Fax: +61 8 8234 6268
Website: www.bresagen.com.au

SHARE REGISTRY
Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide South Australia 5000
AUSTRALIA

Tel: 1300 556 161 (within Australia)
+61 3 9615 5970 (outside Australia)
Fax: +61 8 8236 2305

Chairman's Letter to Shareholders

Dear Shareholder

The year under review has seen the Company achieve significant milestones and has set a sound platform for future growth.

BresaGen successfully emerged from Voluntary Administration on 13 October 2004 and was re-instated on the Australian Stock Exchange on 14 December 2004. As part of the restructure CBio Limited was issued 51% of the issued capital in the Company in return for a capital injection of $2.9M and the provision of a convertible note facility of up to $3.4M. This facility will provide for future working capital needs of the Company. As at the date of this report CBio's ownership interest in BresaGen was 39.9%.

Since emerging from Voluntary Administration the Company has been very successful in building its process development and production business. A significant number of new contracts have been signed with local and overseas companies for process development and manufacture of proteins and peptides. The Company is successfully building its order book and this will translate to an increase in revenues in the coming reporting period.

The Company has also signed contracts to supply Active Pharmaceutical Ingredients (API), produced in BresaGen's plant, to pharmaceutical drug companies. This is an area of the business that the directors wish to exploit as it is a growth area in the industry and will ensure effective plant utilisation. As this is a relatively new market for the Company there will be significant lead times before substantial revenues are generated from this business segment. It is the Board's vision that this segment will be the major revenue and profit growth driver for the company in the coming years.

Another opportunity that has been identified by the directors is for a small to medium volume sterile filling line to service the increasing number of companies taking their products to clinical trials in Australia. At present Australian companies requiring vial fills of drugs for use in early stage clinical trials have had very few options and generally need to go off-shore. The Company has ordered fill line equipment that will enable BresaGen to exploit this opportunity in the Australian market. This equipment is expected to be commissioned and ready for use by early in the new calendar year. To assist with the funding of the fill line BresaGen applied for a grant from the South Australian Government under the BioinnovationSA Commercial Infrastructure grant scheme. BresaGen was subsequently awarded $200,000 under this scheme.

As the business grows there will be a need to upgrade the fermentation capability of the plant. The Company will look to raise capital over the coming year to pay for the expansion of the fermentation capability to 500L from the current capacity of 100L, once capacity dictates the need to do so. A 500L fermenter will provide capacity for future revenue growth, lower production costs and produce higher profit margins.

The next 12 months should result in increased sales and a much improved financial result. This should result from; the opportunities presented by the new vial filling line; the growth (already being seen) of sales from the proctEcol™ Services product (the process development business); and new opportunities presenting in the company's API business market.

On 15 August 2005, Adelaide-based venture and development capital firm Paragon Equity Ltd signed an agreement to invest $852,350 in BresaGen to acquire a 10% equity holding in the Company.

I thank you for your continued support of your Company and look forward to reporting our successes in the coming year.

Yours faithfully,

Mr Stephen Jones
Chairman

Directors' Report

Your directors submit their report for the year ended 30 June 2005.

1. Directors

The names and details of the Company's directors in office at the end of the financial year and until the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.

Mr Stephen Jones – Chairman, Non-Executive Director. Appointed 11 OCT 2004.

Mr Jones has extensive hands-on management experience in technology companies and is also a specialist in corporate recovery. In the late 70s and 80s he was CEO of an Australian biotechnology company and related USA based biotechnology company. He oversaw the first Australian biotechnology company's entry into the competitive US market in 1983. He has been involved with several public capital raisings totaling $80 million and was a Director of Fortune Advanced Technologies Pty Ltd, Retirewise Capital Australia Ltd, Ingot Capital Management Pty Ltd and venture capital companies. He has served on the boards of several listed public companies and managed leading edge innovative technology companies. During the past three years Mr Jones has served as Chairman of the following listed entities, Psiron Ltd (appointed director on 21/11/00) and Analytica Ltd (appointed director on 3/12/01). Mr Jones is also the Chairman of Australia Technology Innovation Fund Limited, Australian Biofund Limited (Hong Kong), InJet Digital Aerosols Ltd, CBio Limited and a former member of the Queensland Government's Innovation Council and the Bioindustries Advisory Group.

Dr Wolf Hanisch - PhD FAICD, Managing Director (MD), Executive Director. Appointed 11 OCT 2004.

Dr Hanisch has worked on the clinical development of a number of biotech drugs now approved for use around the world including, beta-Interferon (Betaseron), Interluekin-2 (Proleukin), TNF and monoclonal antibodies. Dr Hanisch's background is in the biotech healthcare industry in California and Australia. He was directly involved in the successful Initial Public Offering (IPO) of IDEC Pharmaceuticals Inc which subsequently merged with Biogen, and has had significant exposure to a number of other IPOs through his linkages to the California biotechnology and venture community. He is a non-executive director of the listed entity Psiron Ltd (appointed director on 21/11/00) and a non-executive director of Australia Technology Innovation Fund Limited and Australian Biofund Limited (Hong Kong) and a non-executive director of Analytica for the period 3/12/01 to 21/4/05. Dr Hanisch is also an executive Director of CBio Limited.

Dr Meera Verma – BSc, MSc, PhD (Biochemistry), Chief Operating Officer (COO), Executive Director. Appointed 11 OCT 2004.

Dr Verma joined BresaGen in 1987 as Manager of the Company's Gene Technology Group involved in technical marketing and sales. She was appointed General Manager of the Protein Pharmaceuticals division in 1995 before becoming Chief Operating Officer in November 2000. Dr Verma holds no other professional directorships.

Dr Michael Monsour, MBBS-Hons, FACRRM, Non-Executive Director. Appointed 26 JUL 2005.

Dr Monsour is a Medical Practitioner with extensive interests in Queensland medical and dental centres. Dr Monsour graduated from the University of Queensland in 1977 in medicine with honours. He operates a medical management company, which provides management support to medical and dental practitioners. He is the principal of Godbar Software (established 1988) which is one of Australia's leading software developers of Occupational Health and Safety and Medical Accounting software packages in Australia. Dr Monsour is currently a non-executive director of Australian Technology Innovation Fund Ltd, Australia Biofund Investment Limited (Hong Kong) and InJet Digital Aerosols Ltd.

Mr Rudy Mazzocchi – BSc (Biochemistry), Grad Degree in Biophysics

Mr Mazzocchi acted as Chair and Non-executive Director until his resignation on 10 October 2004.

Dr John Kucharczyk – PhD (Neuroendocrinology), Non-Executive Director.

Dr Kucharczyk acted as a Non-executive Director until his resignation on 10 October 2004.

2. Company Secretary

Mr Bryan Dulhunty (BEc CA). Appointed 11 OCT 2004.

Company Secretarial Services for the Company are provided by CoSA Pty Ltd, which provides specialised Company Secretarial services for the biotechnology industry.

Mr Bryan Dulhunty founded CoSA Pty Ltd in 2001 after extensive experience in a major international accounting firm and both large and small publicly listed entities. Mr Bryan Dulhunty is a director and company secretary of a number of listed and unlisted biotechnology companies.

3. Review and Results of Operations

Group Overview

The year started with the Company still in Administration. During the Administration period the Administrators focused on maintaining the process development and manufacturing business segment (proctEcolTM Services) while the Company was being restructured. On 11 October 2004, shareholders approved the issue of 51% of the issued capital of the Company to CBio Limited in return for a capital injection of $2.9M and the provision of a Convertible Note Facility of $3.4M. On 13 October 2004, the Company was released from Voluntary Administration and was reinstated on the ASX on 14 December 2004.

From 11 October 2004 the Company's directors duties and responsibilities were restored.

You should read the following report with this in mind. You should note that the directors were not in control of the company for the entire reporting period ending 30 June 2005 and do not accept any responsibility for the conduct of the company prior to their duties and responsibilities being restored.

Since coming out of Administration the Company has seen significant growth in the proctEcolTM Services business and has set a foundation for continued growth in this business segment in the future.

During the period the production facility was operational. This 3,000 square meter facility, based in Adelaide, which houses a 1,000 square meter production plant designed to meet United States Food and Drug Administration (FDA) requirements for Code of Good Manufacturing Practice cGMP, provides the infrastructure required to build a profitable biopharmaceutical business. The Company's objective, as set by the Board, is to rapidly grow the protEcol™ Services business while establishing an Active Pharmaceutical Ingredient (API's) supply business. The objective is to use the production facility to meet short term contracts for clinical trial material and manufacture and sell a subset of proteins/peptides to buyers locked into supply agreements for pharmaceutical drug product produced in BresaGen's plant.

With greater focus being placed on the API business segment and with the successes with protEcol™ Services since emerging from Administration, it is anticipated that the Company will show significant growth in revenues in the coming reporting period and will continue to move towards future profitability.

Process Development and R&D Supply (protEcol™ Services)

This division derived revenues of $1,887,000 for the financial year ended 30 June 2005, down from $2,075,000 in the previous corresponding period. The decrease in revenues was attributable to the company having difficulty signing new contracts during the administration period. There was, however, a significant increase in the number of process development services contracts signed and performed after emerging from administration.

The overall result of this division was an operating loss of $978,000 for the year ended 30 June 2005 compared with an operating loss of $718,000 in the previous corresponding period.

Following the Company's restructure this segment was the only operating division during the reporting period. The API Supply business was started after the reporting period.

Cell Therapy

Late in calendar year 2003 the Australian operations of this division were transferred to the Company's wholly owned US subsidiary BresaGen Inc. BresaGen Inc. was subsequently merged with Cythera Inc on 28 June 2004. Cythera Inc is a US based human embryonic stem cell company. This entity underwent a further merger with another US based company, the result of this merger providing BresaGen with a 9.75% interest in the new entity, Novocell Inc.

The success of this entity is dependant on the successful outcome of research and development. As this is not certain and as BresaGen does not have any Board representation, the Directors have considered it reasonable to write-off the value of this investment by $4.769m to NIL at 30 June 2005.

Reproductive Biotechnology

This division transferred to the University of Adelaide effective from 1 July 2003 with all relevant contract research contracts being transferred to the University effective this date.

As a consequence the results of this division for the year ended 30 June 2004 were limited to costs associated with this transfer and amounted to $18,000. There were no costs in the current year.

Litigation Settlement

Legal proceedings with various parties have been settled on mutually agreed terms. The terms of these agreements have not been disclosed due to confidentiality clauses. However, this Financial Report reflects the position of the Company post settlement.

4. Company's Performance

Earnings per Share	2005 $	2004 $
Basic and diluted loss per share	(8.29) cents	(19.56) cents

Dividends

No dividends have been paid by the Company or recommended by the directors since the end of the financial year.

5. Nature of Operations and Principal Activities

The principal activities of the entities within the consolidated entity were process development and manufacture of protein and peptide therapeutics. There was no significant change in the nature of these activities during the year.

6. Significant Changes in the State of Affairs

Resignation of Administrators and Re-listing of the Company

As previously stated, on 11 October 2004, shareholders approved the issue of 51% of the issued capital of the Company to CBio Limited in return for a capital injection and a Convertible Note Facility. On 13 October 2004, the Administrators resigned their position and the Company was subsequently reinstated on the ASX on 14 December 2004.

7. Significant Events after the Balance Date

Issue and Conversion of Convertible Notes to Shares

Subsequent to the balance date 10,000,000 shares were issued to holders of convertible notes who exercised their rights to convert to shares under the Convertible Note deeds. Four of these convertible notes were issued after the balance date.

Details of all notes that were converted follow:

Note Holder	Value of Note	Date Issued	Date Converted	Conversion Rate per Share	Number of Shares Issued
M Monsour	$100,000	20 June 2005	2 August 2005	$0.05	2,000,000
M Monsour	$100,000	1 July 2005	2 August 2005	$0.05	2,000,000
Yarandi Pty Ltd	$100,000	19 July 2005	19 July 2005	$0.05	2,000,000
Yarandi Pty Ltd	$100,000	19 July 2005	19 July 2005	$0.05	2,000,000
M Monsour	$100,000	2 August 2005	2 August 2005	$0.05	2,000,000

Each of these notes had a coupon rate of 8% with interest accruing daily and payable monthly. The terms for the conversion rate per note was the higher of 5 cents per share and the rolling 3 month volume weighted average share price on the ASX prior to the date of conversion discounted by 20%. These notes were transferable.

On 15 August 2005, Adelaide-based venture and development capital firm Paragon Equity Ltd signed an agreement to invest $852,350 in BresaGen to acquire a 10% equity holding in the Company. The investment consists of an issue of 13.9 million shares in new equity. The issue of 10 million shares results from the purchase and conversion of five (5) convertible notes. These notes each have a face value of $100,000 and were approved by shareholders on 24 May 2005 to be placed with sophisticated investors at the higher of 5 cents or 3 month volume weighted average price. These notes were converted on the day of purchase at 5 cents per share. A further 3,915,000 shares were acquired at a price of $0.09 cents.

Paragon Equity Ltd has also been granted, subject to shareholder approval, 3,915,000 unlisted options at an exercise price of 12 cents and a 5 year expiry term.

8. Investments for Future Performance

The facility currently contains a 100L fermentor used for the production of the API's and clinical trial material. It is designed, however, to run a 500L fermentor. It is the intention of the Company to upgrade the production capacity as soon as committed long-term production contracts warrant this upgrade. This will increase the potential output of the plant five-fold and will significantly reduce direct material costs of production.

The Company has ordered fill line equipment that will enable BresaGen to exploit the current opportunity to provide Australian companies with an aseptic filling facility to service the increasing number of companies taking their products to clinical trials in Australia. This facility is expected to be commissioned and ready for use by early in the new calendar year. To assist with the funding of the fill line equipment plus ancillary equipment, BresaGen applied for a grant from the South Australian Government under the BioinnovationSA Commercial Infrastructure grant scheme. BresaGen has been awarded grant funding of $200,000 under this scheme.

9. Review of Financial Condition

Capital Structure

During the period 56,722,994 ordinary shares were issued to CBio Limited as part consideration in the restructure of the Company as approved at a shareholders meeting held on 11 October 2004. The value placed on this issue was 5.1 cents per share.

In addition a Convertible Note Facility was also approved at the shareholders meeting. A maximum of 34 notes can be issued by the Company to CBio Limited, each with an issue price of $100,000 (maximum limit of facility - $3.4 million). The maturity date for this facility is 5 years from the commencement of the Convertible Note Facility. Interest is payable by the Company on the face value of the notes issued at a rate of 8% pa. At the time of writing this report 12 notes had been issued under this facility.

As stated above, on 15 August 2005, Adelaide-based venture and development capital firm Paragon Equity Ltd signed an agreement to invest $852,350 in BresaGen to acquire a 10% equity holding in the Company. Please see above (Note 7) for further details of this transaction. These investment funds have now been received by the company.

10. Likely Developments and Expected Results

The Company expects to significantly increase revenues in both its API supply business and protEcol™ Services business. The Company is expected to move towards profitability in 2005/2006 financial year.

11. Remuneration Report

This report outlines the nature and amount of remuneration for directors and executives of the Company.

The performance of the Company depends upon the quality of its directors and executives. It is imperative that the Company attract and retain appropriately experienced and qualified directors and executives.

In accordance with best practice corporate governance, the structure of non-executive directors and executive management remuneration is separate and distinct.

<u>Non-executive Director remuneration:</u>
The board policy is to remunerate non-executive directors at a level that provides the Company with the ability to attract and retain directors with the experience and qualification appropriate to the development strategy of the Company's Intellectual Property.

The maximum aggregate amount of fees that can be paid to non-executive directors is subject to approval by shareholders at the Annual General Meeting. This was set at $350,000 pa by shareholders at the 2004 Annual General Meeting. Subsequent to this meeting Directors set individual directors fees as follows: Chairman's Fee $60,000 pa plus statutory superannuation. Non-executive directors' fees are $50,000 pa plus statutory superannuation. Based on the current Board Structure total fees paid on a yearly basis will be $110,000 plus statutory superannuation. Directors' fees are reviewed annually. The Chairman's remuneration package also includes 1.5 million options (see Note 28 of the financial report).

Non-executive directors' fees are not linked to the performance of the Company. However, to align directors interests with shareholder interests, the directors are encouraged to hold shares in the company and the directors are issued options to provide the necessary incentive to work and grow long-term shareholder value.

<u>Executive Director Remuneration:</u>
The board policy is to remunerate executive directors at a level which provides the Company with the ability to attract and retain executives with the experience and qualification appropriate to the development strategy of the Company's Intellectual Property.

The executive directors are Dr Wolf Hanisch (Managing Director) and Dr Meera Verma (Chief Operating Officer). Dr Hanisch is employed on a salary of $120,000 pa inclusive of statutory superannuation of $10,800. Dr Verma is employed on a salary of $180,000 pa inclusive of statutory superannuation of $16,200. The Company provides options to executive directors to provide the necessary incentive to work and grow long-term shareholder value.

Executive director's remuneration packages also include 1.5 million options (see Note 28 of the financial report)

<u>Company Executives:</u>
There were three specified executives who held executive positions during the financial year. These executives were Mr Jason Yeates (Chief Financial Officer), Dr Stan Bastiras (Chief Scientific Officer) and Dr Carol Senn (Production Manager). Mr Yeates is employed on a salary of $75,000pa inclusive of statutory superannuation of $6,193. Dr Bastiras is employed on a salary of $160,000pa inclusive of statutory superannuation of $13,212. Dr Senn is employed on a salary of $120,000pa inclusive of statutory superannuation of $9,908. The Company provides options to executives to provide the necessary incentive to work and grow long-term shareholder value.

The Company executives' remuneration packages also includes options as detailed in Note 28 of the financial report.

11. Remuneration Report (cont'd)

Employment Contracts

Dr Verma, Dr Bastiras and Dr Senn are employed under specific employment contracts which commenced on 8 October 2004. All three executives must work for a minimum of 2 years from the date of the termination of "Deed of Company Arrangement" (13 October 2004) unless employment is terminated by the company. After this period the executives may terminate their employment by giving 3 months written notice. The company may terminate these employment agreements by providing 6 months written notice or provide payment in lieu of the notice period.

The company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs the executives are only entitled to that portion of remuneration up to the date of termination.

Remuneration of Directors and Specified Executives of the Consolidated Entity

The names of persons who were directors of BresaGen Limited during the financial year ended 30 June 2005 were S Jones, W Hanisch, M Verma, R Mazzocchi and J Kucharcyk. Directors for 2004 were P Hart, J Harkness, J Smeaton, C Juttner, J Kucharczyk, and R Mazzocchi.

There was no remuneration paid to R Mazzocchi or J Kucharcyk during the administration period. Both R Mazzocchi and J Kucharcyk resigned from their directorships prior to the company emerging from administration.

Share Price Performance

The Company shares were suspended from trading at the start of the financial year as the company was under voluntary administration. The Company was re-instated on the Australian Stock Exchange on 14 December 2004. The closing share price for shares in the Company as at 30 June 2005 was 5.6 cents per share.

The remuneration of each director and senior decision makers of the Company during the year are as follows:

(a) Directors' Remuneration Summary:

2005	Primary		Post Employ - ment	Equity	Other Compensation		
Directors	Salary & Fees	Non – Monetary	Super – annuation	Value of Options *	Termin- ation	Insurance Premiums	Total
Non-Executive	$	$	$	$	$	$	$
Mr S Jones Chairman	60,956	-	5,000	120,000	-	-	185,956
Mr J Kucharcyk (resigned 10 October 2004)	-	-	-	-	-	-	-
Mr R Mazzocchi (resigned 10 October 2004)	-	-	-	-	-	-	-
Executive							
Dr W Hanisch Managing Director	89,596	-	-	120,000	-	-	209,596
Dr M Verma Chief Operating Officer	151,376	-	13,623	120,000	-	1,705	286,704
Total Remuneration Specified Directors	**301,928**	-	**18,623**	**360,000**	-	**1,705**	**682,256**

- The fair value of the options is estimated on the grant date using the Black Scholes option-pricing model calculated in accordance with AASB 1046. The market price on the date of grant (16 December 2004) was $0.11.

2004	Primary		Post Employ – ment	Equity	Other Compensation		
Directors	Salary & Fees	Non – Monetary	Super – annuation	Value of Options *	Termin- ation	Insurance Premiums	Total
Non-Executive	$	$	$	$	$	$	
Mr P Hart - Chairman (resigned as director 19/1/04)	34,385	-	2,787	-	-	-	37,172
Mr J Kucharcyk	17,731	-	-	-	-	-	17,731
Mr R Mazzocchi	17,891	-	-	-	-	-	17,891
Mr J Harkness (resigned as director 19/1/04)	17,285	-	1,301	-	-	-	18,586
Executive							
Mr J Smeaton Managing Director (ceased as director 20/5/04)	264,489	-	9,837	-	318,608	-	592,934
Mr C Juttner (resigned as director 19/1/04)	120,600	-	11,074	-	131,693	22,714	286,081
Total Remuneration Specified Directors	**472,381**	-	**24,999**	-	**450,301**	**22,714**	**970,395**

11. Remuneration Report (cont'd)

(a) Executives' Remuneration Summary

2005	Primary		Post Employ – ment	Equity	Other Compensation		
	Salary & Fees $	Non – Monetary $	Super – annuation $	Value of Options * $	Termin-ation $	Insurance Premiums $	Total
Specified Executives							
Mr J Yeates Chief Financial Officer	55,076	-	-	40,000	-	-	95,076
Dr S Bastiras Chief Scientific Officer	146,788	-	13,211	60,000	-	1,282	221,281
Dr C Senn Production Manager	106,236	3,855	9,908	60,000	-	2,061	182,060
Total Remuneration Specified Executives	**350,462**	**3,855**	**23,119**	**200,000**	**-**	**3,343**	**580,779**

2004	Primary		Post Employ – ment	Equity	Other Compensation		
	Salary & Fees $	Non – Monetary $	Super – annuation $	Value of Options* $	Termin-ation $	Insurance Premiums $	Total
Specified Executives							
Mr A Robins – CSO (BresaGen Inc until 28/6/04)	252,970	-	9,486	-	98,708	-	361,164
Dr M Verma - COO	123,250	-	11,093	-	-	1,374	135,717
Mr L Burns - CFO (resigned as employee 31/3/04)	109,780	6,957	7,194	-	-	424	124,355
Mr G LaFontaine Intellectual Property Manager (resigned 30/11/03)	32,505	4,658	2,881	-	58,874	191	99,109
Ms J Zanetti Business Development Manager (resigned 30/11/03)	50,151	-	3,716	-	70,000	-	123,867
Total Remuneration Specified Executives	**568,656**	**11,615**	**34,370**	**-**	**227,582**	**1,989**	**844,212**

- The fair value of the options is estimated on the grant date using the Black Scholes option-pricing model calculated in accordance with AASB 1046. The market price on the date of grant (30 May 2005) was $0.06.

Remuneration policy and Directors' and Executives' remuneration summary tables above have been audited.

(c) Equity Holdings of Directors and Specific Executives of the Company

2005 **Directors**	Held at 1 July 2004	Purchases	Received on exercise of options	Sales	Held at 30 June 2005
Dr M Verma	4,323	180,000	-	-	184,323
Dr W Hanisch	-	259,000	-	-	259,000
Mr S Jones	-	51,730	-	-	51,730
Specified Executives					
Mr J Yeates	-	-	-	-	-
Dr S Bastiras	-	-	-	-	-
Dr C Senn	-	-	-	-	-

2004 **Directors**	Held at 1 July 2003	Purchases	Received on exercise of options	Sales	Held at 30 June 2004
Mr J Kucharcyk	743,415	-	-	-	743,415
Mr R Mazzocchi	917,280	-	-	-	917,280
Mr P Hart	9,000	-	-		9,000
Mr J Harkness	-	-	-	-	-
Mr J Smeaton	45,500	-	-		45,500
Mr C Juttner	3,000	-	-		3,000
Specified Executives					
Mr A Robins	30,000	-	-	-	30,000
Dr M Verma	4,323	-	-	-	4,323
Mr L Burns	-	-	-	-	-
Mr G LaFontaine	-	-	-	-	-
Ms J Zannetti	-	-	-	-	-

(b) Other Transactions or Interests with the Company or its Related Bodies Corporate

No transactions outside of their normal responsibilities were conducted with the Company during the financial year.

12. Options

(a) Remuneration Options Granted during the year

Below is a summary of issued options in the company to directors:

2005	Number Granted	Grant Date	Value per Option	Exercise Price	First Exercise Date	Last Exercise Date	% of Remuneration
Directors							
Dr M Verma	1,500,000	16 Dec 04	$0.08	$0.12	16 Dec 05	16 Dec 09	42%
Dr Wolf Hanisch	1,500,000	16 Dec 04	$0.08	$0.12	16 Dec 05	16 Dec 09	57%
Mr S Jones	1,500,000	16 Dec 04	$0.08	$0.12	16 Dec 05	16 Dec 09	65%
Specified Executives							
Mr J Yeates	1,000,000	30 May 05	$0.04	$0.12	30 May 05	30 May 10	42%
Dr S Bastiras	1,500,000	30 May 05	$0.04	$0.12	30 May 05	30 May 10	27%
Dr C Senn	1,500,000	30 May 05	$0.04	$0.12	30 May 05	30 May 10	33%

(b) Option Holdings of Specified Directors and Specified Executives

2005	Held at 1 July 2004	Granted as Remuneration	Exercised	Other Changes*	Held at 30 June 2005	Vested and Exercisable at Year End
Directors						
Dr M Verma	175,000	1,500,000	-	-	1,500,000	1,675,000
Dr Wolf Hanisch	-	1,500,000	-	-	1,500,000	1,500,000
Mr S Jones	-	1,500,000	-	-	1,500,000	1,500,000

2004	Held at 1 July 2003	Granted as Remuneration	Exercised	Other Changes*	Held at 30 June 2004	Vested and Exercisable at 30 June 2004
Mr J Kucharcyk	36,661	-	-	-	36,661	-
Mr R Mazzocchi	45,121	-	-	-	45,121	-
Mr P Hart	25,000	-	-	(25,000)	-	-
Mr J Harkness	-	-	-	-	-	-
Mr J Smeaton	600,232	-	-	(350,232)	250,000	-
Mr C Juttner	160,415	-	-	(60,415)	100,000	-

2005	Held at 1 July 2004	Granted as Remuneration	Exercised	Other Changes*	Held at 30 June 2005	Vested and Exercisable at Year End
Specified Executives						
Mr J Yeates	-	1,000,000	-	-	1,000,000	1,000,000
Dr S Bastiras	74,306	1,500,000	-	-	1,574,306	1,540,000
Dr C Senn	71,766	1,500,000	-	-	1,571,766	1,540,000

2004	Held at 1 July 2003	Granted as Remuneration	Exercised	Other Changes*	Held at 30 June 2004	Vested and Exercisable at 30 June 2004
Mr A Robins	411,242	-	-	(161,242)	250,000	-
Dr M Verma	175,000	-	-	-	175,000	75,000
Mr L Burns	208,763	-	-	(108,763)	100,000	-
Mr G LaFontaine	28,219	-	-	(28,219)	-	-
Ms J Zannetti	50,000	-	-	(50,000)	-	-

* Other changes represent options that expired or were forfeited during the year. No options held by specified directors or executives were vested but not yet exercisable

13. Risk Management

The group takes a proactive approach to risk management. The Board is responsible for ensuring that risks and opportunities are identified on a timely basis and that the group's objectives and activities are aligned with the risks and opportunities identified.

The Board has not established a separate risk management committee as it considers matters of risk management should be addressed by all Board members. Any risk management issues are addressed at the Board meetings and actions are then discussed to address each issue.

14. Environmental Regulations

The Company complies with all environmental regulations applicable to its operations.

15. Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

16. Indemnification and Insurance of Directors and Officers

The Company currently does not insure the directors, company secretary and other executive staff for costs and expenses that may be incurred in defending any wrongful, but not willful, act, error or omission by the offices in their capacity as officers of the Company.

17. Proceedings on Behalf of the Company

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

The Company was not a party to any such proceedings during the year.

18. Directors Meetings Attended

There were 6 directors meetings held during the year. The number of meetings attended by each director were as follows:

	Number of Meetings eligible to attend	Number of Meetings attended
Mr Stephen Jones (Chairman)	6	6
Mr Wolf Hanisch	6	6
Dr Meera Verma	6	6
Mr Rudy Mazzocchi#	0	0
Mr John Kucharczyk#	0	0

* Reflects the number of meetings held during the reporting period after the directors' responsibilities were restored.

\# Mr Mazzocchi and Mr Kucharczyk were only in office during the period the Company was under Voluntary Administraion during which time there were no Directors' meetings held.

19. Auditor Independence and Non-Audit Services

Auditor Independence declaration

The Directors have received an auditor's independence declaration, which is attached on page 40 and forms part of this Directors' report.

Non-Audit Services

There were no non-audit services provided by Ernst & Young in the reporting period.

Signed in accordance with a resolution of the directors.

Mr Stephen Jones
Chairman
8 September 2005

Corporate Governance

Best practice recommendations of the ASX Corporate Governance Council have been applicable to the Company for the full year. It is, however, noted that the Company was under the control of the external administrator for the period 1 July to 13 October 2004. The current Board was established on 11 October 2004 and this report covers the period from 11 October 2004 to 30 June 2005.

Board Role:
The Board is responsible for the oversight of the Company, including its control and accountability systems, input and approval of corporate strategy and performance objectives, reviewing and approving systems of risk management, internal compliance and control and ensuring appropriate resources are available, monitoring senior managements performance and implementation of strategy and approving and monitoring financial and other reporting.

Board Composition:
The skills, experience and expertise relevant to the position of each director who is in office at the date of the annual report and their term of office are detailed in the directors' report.

The Board is currently comprised of four directors. Of these four directors only one is a non executive director (Dr Michael Monsour), and is determined by the board to be independent.

It is deemed that Mr Stephen Jones (Chairman) is not independent as he is the Chairman of CBio Limited, which controls 39.9% of the capital of the Company.

Dr Wolfgang Hanisch (MD) is also considered not to be an independent director due to his executive role in the Company and his role as CEO of CBio Ltd. Dr Meera Verma (COO) is not considered to be an independent director due to her executive role.

The Board is of the view that the Board's current composition serves the interests of shareholders for the following reasons:

- The Board was substantially restructured in October following the administration of the Company. Mr Stephen Jones and Dr Wolfgang Hanisch hold their roles due to the financial investment and line of credit that CBio provides.
- Both Mr Stephen Jones and Dr Wolfgang Hanisch have acknowledged that their current intentions are to be involved in the Company until it becomes self sustaining.
- After considering the needs of the Company at this time and procedures put in place, it is the view of the board that it is not in the interests of shareholders to change the current composition of the Board at this present time.
- Having regard to the size of CBio's interests and the absence of any other significant relationship between the companies, the board believes CBio's interests are independent of management and are aligned with those of shareholders.
- All directors have agreed not to participate in any decision in which they are conflicted. In the case of directors who are also directors of CBio this would apply where, in the view of the board, CBio's interests are, or could potentially be in conflict with those of other shareholders.

Independent directors have the right to seek independent professional advice at the Company's expense in the furtherance of their duties as directors. Written approval must be obtained from the Chairman prior to incurring any expense on behalf of the Company.

Nomination Committee:
During the period of the administration the Nomination Committee was dissolved. The current Board has elected not to establish a new nomination committee. The Board has formed the view, given its size and structure that it is more efficient for the board as a whole to deal with matters that would otherwise be dealt with by a nomination committee.

Trading Policy:
During the period of the administration, the previous trading policy was suspended. The current Board has implemented a new policy in relation to directors and employees trading in its securities and this is set by the Board. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the securities price.

Corporate Governance (cont'd)

Audit Committee:
During the period of the administration the Audit Committee was dissolved. The current Board has elected not to establish an audit committee. The Board has formed the view, given its size and structure that it is more efficient for the board as a whole to deal with matters that would otherwise be dealt with by an audit committee. The Board has, however, taken steps to safeguard the integrity of its financial reports.

- The Board reviews regular periodic management reports and has the opportunity to discuss these reports at regular board meetings.

- The Chairman discusses the annual financial report with the auditors in the absence of executive directors to provide an open and frank discussion of any issue or concern the auditors may have.

Risk Oversight and Management:
The Company is a biotechnology entity at the initial stages of growth. The investment risk profile of the Company is high and investments in this Company are considered speculative.

The Company does not have formal written policies on risk oversight and management. However, as a matter of practice, the board is responsible for risk oversight and management. Day to day responsibility is delegated to the MD, COO and CFO.

The MD, COO and CFO are responsible for
- Identification of risk;
- Monitoring risk;
- Communication of risk events to the board; and
- Responding to risk events, with board authority.

The Board defines risk to be any event that, if it occurs, will have a material impact on the ability of the Company to achieve its objectives. Risk is considered across the financial, operational and organisational aspects of the Company's affairs.

Given its early stage of development, the financial and organisational risks are considered low, as there are simple financial and organisational structures in place. Success of the Company is dependent upon successful growth in sales.

Performance Evaluation:
The Board has not conducted a formal annual performance review this financial year. A new Board was established just prior to the Company emerging from administration. As such it was not deemed appropriate to conduct a formal review at this time. The Board is aware that the success of the Company is dependent on the performance of the board and key executives as such the Chairman has regular contact with directors on an individual and group bases to discuss and revise the goals and objectives of the Company.

Remuneration Policies:
During the period of the administration the Remuneration Committee was dissolved. The current Board has elected not to establish a remuneration committee. The Board has formed the view, given its size and structure that it is more efficient for the board as a whole to deal with matters that would otherwise be dealt with by a remuneration committee.

The amount of remuneration paid to all directors and executives including all monetary and non-monetary components are detailed in the Directors' Report.

The Board expects that the remuneration structure implemented will result in the Company being able to attract and retain the best executives. The Company, with shareholder approval, has granted options over ordinary shares in the Company to directors and senior executives to ensure that directors, executives and shareholder interests are aligned. There are no schemes for retirement benefits other than statutory superannuation for non-executive directors.

Other Information:
Further information relating to the Company's corporate governance practices and policies has been made available on the Company's website.

BRESAGEN LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2005

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	The Company 2005 $'000	The Company 2004 $'000
Revenue from ordinary activities					
Revenue from sale of goods	2	**700**	721	**700**	359
Revenue from rendering services	2	**1,187**	1,614	**1,187**	1,614
License fees	2	**123**	51	**123**	51
Proceeds from sale of assets	2	**22**	-	**22**	-
Government grants	2	**-**	1,355	**-**	209
Interest income	2	**43**	140	**43**	736
Proceeds from disposal of controlled entity	2	**-**	6,783	**-**	6,783
Legal settlements	2	**900**	-	**900**	-
Other revenue from ordinary activities	2	**87**	106	**87**	106
Total revenue from ordinary activities		**3,062**	10,770	**3,062**	9,858
Expenses from ordinary activities					
Cost of sales		**256**	166	**256**	166
Cost of rendering services		**2,360**	1,286	**2,360**	1,286
Research & development expenditure					
- Contract research expenditure		**-**	24	**-**	24
- Government grants expenditure		**-**	360	**-**	360
- Other research expenditure		**-**	3,043	**-**	1,152
Write off of intellectual property		**221**	567	**221**	567
Amortisation of intellectual property		**42**	933	**42**	188
Selling & marketing expenditure		**150**	216	**150**	216
Borrowing costs		**424**	524	**424**	524
Administrators expenditure					
- Legal fees		**268**	827	**268**	827
- Administrators fees & expenses		**456**	545	**456**	545
Write off of receivable from controlled entity		**-**	-	**152**	10,742
Carrying amount of controlled entity disposed		**-**	6,359	**-**	-
Write down of investment in controlled entity		**4,769**	-	**4,769**	-
Write down of investment on other entity		**-**	2,014	**-**	2,014
Other corporate expenditure					
- recurring expenditure		**2,168**	3,773	**2,168**	2,626
- other administration expenses		**41**	791	**41**	791
Loss from ordinary activities before related income tax expense		**(8,093)**	(10,658)	**(8,245)**	(12,170)
Income tax relating to ordinary activities	3	**-**	-	**-**	-
Loss from ordinary activities after related income tax expense	16	**(8,093)**	(10,658)	**(8,245)**	(12,170)
Net loss attributable to members of the parent entity		**(8,093)**	(10,658)	**(8,245)**	(12,170)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of BresaGen Ltd		**(8,093)**	(10,658)	**(8,245)**	(12,170)
Basic loss per share (cents per share)	24	**(8.29)**	(19.56)		
Diluted loss per share (cents per share)		**(8.29)**	(19.56)		

The statements of financial performance are to be read in conjunction with the notes to the financial statements.

BRESAGEN LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2005

	Note	Consolidated		The Company	
		2005	2004	**2005**	2004
		$'000	$'000	**$'000**	$'000
Current Assets					
Cash assets	4	**1,309**	1,399	**1,309**	1,392
Receivables	5	**354**	124	**354**	124
Inventories	6	**-**	57	**-**	57
Total Current Assets		**1,663**	1,580	**1,663**	1,573
Non-Current Assets					
Receivables	5	**-**	-	**-**	158
Other financial assets	7	**-**	4,769	**-**	4,769
Property, plant and equipment	8	**10,622**	11,316	**10,622**	11,316
Intangible assets	9	**-**	263	**-**	263
Total Non-Current Assets		**10,622**	16,348	**10,622**	16,506
Total Assets		**12,285**	17,928	**12,285**	18,079
Current Liabilities					
Payables	10	**1,813**	2,540	**1,813**	2,540
Interest-bearing liabilities	11	**554**	382	**554**	382
Provisions	12	**359**	483	**359**	483
Total Current Liabilities		**2,726**	3,405	**2,726**	3,405
Non-Current Liabilities					
Interest-bearing liabilities	11	**7,178**	7,161	**7,178**	7,161
Provisions	12	**70**	59	**70**	59
Non interest-bearing liabilities	13	**6**	5	**6**	5
Total Non-Current Liabilities		**7,254**	7,225	**7,254**	7,225
Total Liabilities		**9,980**	10,630	**9,980**	10,630
Net Assets		**2,305**	7,298	**2,305**	7,449
Equity					
Contributed equity	14	**64,184**	61,084	**64,184**	61,084
Reserves	15	**-**	234	**-**	234
Accumulated losses	16	**(61,879)**	(54,020)	**(61,879)**	(53,869)
Total Equity		**2,305**	7,298	**2,305**	7,449

The statements of financial performance are to be read in conjunction with the notes to the financial statements.

BRESAGEN LIMITED AND CONTROLLED ENTITIES
STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED 30 JUNE 2005

		Consolidated		The Company	
		2005	2004	2005	2004
	Note	$'000	$'000	$'000	$'000
Cash flows from operating activities					
Cash receipts in the course of operations		4,036	4,651	4,036	3,516
Cash payments in the course of operations		(7,288)	(8,317)	(7,288)	(6,876)
Borrowing costs		(635)	(526)	(635)	(526)
Interest received		35	140	35	133
Net cash used in operating activities	25	(3,852)	(4,052)	(3,852)	(3,753)
Cash flows from investing activities					
Proceeds from sale of intellectual property		18	-	18	-
Payments for property, plant and equipment		(123)	(409)	(123)	(366)
Loans repaid by other entities		7	-	14	-
Net cash provided by/used in investing activities		(98)	(409)	(91)	(366)
Cash flows from financing activities					
Proceeds from issues of shares, options, etc		3,100	-	3,100	-
Proceeds from borrowings		892	-	892	-
Repayment of borrowings		(132)	-	(132)	-
Net cash provided by/used in financing activities		3,860	-	3,860	-
Net decrease in cash held		(90)	(4,461)	(83)	(4,119)
Cash at beginning of the financial year		1,399	5,860	1,392	5,511
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		-	-	-	-
Cash at end of the financial year	4	1,309	1,399	1,309	1,392

The statements of cash flows are to be read in conjunction with the notes to the financial statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies, which have been adopted in the preparation of the financial report, are:

(A) BASIS OF PREPARATION

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001 ('the Act').

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity, and except where there is a change in accounting policy, are consistent with those of the previous year.

Going Concern

The consolidated entity has incurred an operating loss after income tax of $8,093,000 for the year ended 30 June 2005 and has current liabilities in excess of its current assets.

The report has been prepared on a going concern basis. The directors believe that the going concern basis is appropriate due to the following factors:

(a) BresaGen Limited can rely on the Convertible Note Facility for future working capital needs and for required capital expenditure;
(b) the company has a strong history of capital raising; and
(c) in August 2005 BresaGen Limited raised an additional $852,350 by issuing 10% new equity in the company to Paragon Equity Limited; and

However, the success of future capital raising for BresaGen Limited will depend on the company generating future sales to enable the company to generate a profit and positive cash flows.

Should the company and consolidated entity not receive future funds, there is significant uncertainty as to whether the company and consolidated entity will be able to continue as a going concern and be able to pay their debts as and when they fall due. Accordingly, the company and consolidated entity may be required to extinguish liabilities other than in the ordinary course of business and at amounts different from those stated in the financial report.

This report does not include any adjustments relating to the recoverability or classification of recorded asset amounts or to the amounts or classification of liabilities that might be necessary should the company and consolidated entity not be able to continue as going concerns.

(B) PRINCIPLES OF CONSOLIDATION

Controlled Entities

The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date control ceases.

Associates

Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence and which are not intended for sale in the near future.

In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's equity accounted share of the associates' net profit or loss is recognised in the consolidated statement of financial performance from the date significant influence commences until the date significant influence ceases. Other movements in reserves are recognised directly in consolidated reserves.

Transactions Eliminated on Consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

Unrealised gains resulting from transactions with associates, including those belonging to contributors of non-monetary assets on establishment, are eliminated to the extent of the consolidated entity interest. Unrealised gains relating to associates are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(C) OPERATING REVENUE

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST) payable to the taxation authority.

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the sale of products and services. Sales revenue is recognised when goods or services are provided.

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial instrument.

Fee income derived from research and development contracts is recognised when specified milestones are achieved and the consolidated entity becomes entitled to the income under the terms of the relevant contract.

Contract research income and government research and development grant income is recognised as and when the relevant research expenditure is incurred. When the consolidated entity receives income in advance of incurring the relevant expenditure, it is treated as deferred income (Note 10) as the consolidated entity does not control the income until the relevant expenditure has been incurred.

License fees are recognized evenly over the life of the license.

(D) GOODS AND SERVICES TAX

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(E) FOREIGN CURRENCY

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at reporting date are translated at the rate of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account in the statement of financial performance as exchange gains or losses, in the financial year in which the exchange rates change.

(F) RESEARCH AND DEVELOPMENT COSTS

Internally generated research and development costs are expensed as incurred.

(G) TAXATION

The consolidated entity adopts the liability method of tax effect accounting.

Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt, or if relating to tax losses when realisation is virtually certain.

(H) RECEIVABLES

Trade debtors are carried at amounts due. The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts. Trade debtors are expected to be settled within 30 days.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(I) INVESTMENTS

Controlled Entities

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statements of financial performance when they are proposed by the consolidated entities.

Associated Companies

In the Company's financial statements, investments in associates are carried at the lower of cost and recoverable amount. In the consolidated financial statements, investments in associates are accounted for using equity accounting principles.

Other Entities

Investments in other unlisted entities are carried at the lower of cost and recoverable amount.

(J) INVENTORIES

Inventories are carried at the lower of cost and net realisable value.

Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing condition and location. In the case of manufactured inventories, cost includes an appropriate share of both variable and fixed costs. Fixed costs have been allocated on the basis of normal operating capacity.

Net realisable value is determined on the basis of the entity's normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

(K) PROPERTY, PLANT AND EQUIPMENT

Acquisition

Items of property, plant and equipment are recorded at cost, and depreciated as outlined below.

External costs incurred in the construction of the consolidated entity's building facility have been capitalised and recorded at cost.

Useful Lives

All assets, including intangibles, have limited useful lives and are depreciated using the straight line method over their estimated useful lives, taking into account estimated residual value, with the exception of freehold land. Assets are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.

Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only. Depreciation and amortisation are expensed.

The depreciation rates or useful lives for each class of assets are as follows:

Property, plant and equipment	2005	2004
Buildings	4%	4%
Plant and equipment	10%-33%	10%-33%
Computer equipment	20%-33%	20%-33%
Furniture and fittings	10%-20%	10%-20%

(L) LEASED ASSETS

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Payments made under operating leases are expensed on a straight line basis over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(M) INTANGIBLES

Intellectual property represents acquired biotechnological research and development and is carried at cost. In accordance with *UIG Abstract 44, Acquisition of in-process research and development*, acquired in-process research and development is recorded as an intangible asset when it is expected beyond reasonable doubt that it will lead to commercialisation and generate future economic benefit. This UIG has been applied to reporting periods ending on or after 1 July 2002.

Commercialised intellectual property that is generating revenue is amortised between 5 to 15 years.

Intellectual property that is yet to be commercialised is not amortised as it is not ready for use and generating revenue. It is carried forward as an asset as it is expected that it will lead to commercialisation and begin generating sales revenue. Patent costs are expensed as incurred.

(N) PAYABLES

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or consolidated entity. Trade accounts payable are normally settled within 60 days.

(O) EMPLOYEE BENEFITS

Wages, Salaries and Annual Leave

Liabilities for employee benefits for wages, salaries and annual leave represent present obligations resulting from employee's services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date. Including related on-costs, such as workers compensation insurance and payroll tax.

Long Service Leave

The amount provided for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made in connection with employees' services provided up to reporting date.

The provision is calculated using expected wage and salary rates, including related on-costs and expected settlement dates are based on turnover history and is discounted using the rates attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

Employee Option Schemes

Employees are entitled to participate in option schemes as described in the Directors' Report. No remuneration expense is recognised in respect of employee options issued.

(P) SUPERANNUATION FUND

The Company contributes to an approved employee superannuation fund at the rate of 9% of employees' gross salaries as directed by the Superannuation Guarantee legislation. Contributions are recognised as an expense against income as they are made.

(Q) DEFERRED INCOME

Under the terms of the consolidated entity's major research contracts and government grants, the consolidated entity does not control the income until it has incurred the relevant research expenditure. Revenue received in advance in relation to such agreements is deferred until the relevant research expenditure is incurred at which time the corresponding revenue is taken to the statement of financial performance.

(R) INTEREST BEARING LIABILITIES

Loans are recognised at their principal amount as received. Interest expense is accrued once the obligation to pay interest commences.

(S) NON -INTEREST BEARING LIABILITIES

Long-term non-interest bearing financial liabilities are discounted to their present value, based on the long term government bond rate, in the year the loans are received and the discount taken to the statement of financial performance. Each year a notional interest expense is charged against the statement of financial performance to accrue the loan to the face value payable in the future.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(T) USE AND REVISION OF ACCOUNTING ESTIMATES

The preparation of the financial report requires the making of estimations and assumptions that affect the recognised amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(U) ACQUISITION OF ASSETS

All assets acquired, including property, plant and equipment and intangibles other than goodwill, are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. When equity instruments are issued as consideration, their market prices at the date of acquisition are used as fair value, except where the notional price at which they could be placed in the market is a better indication of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

Expenditure, including that on internally generated assets other than research and development costs, is only recognised as an asset when the entity controls future economic benefits as a result of the costs incurred that are probable and can be measured reliably. Costs attributable to feasibility and alternative approach assessments are expenses as incurred.

(V) RECOVERABLE AMOUNTS OF NON-CURRENT ASSETS VALUED ON COST BASIS

The carrying amounts of non-current assets, valued on the cost basis, are reviewed to determine whether they are in excess of their recoverable amount at reporting date. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to the lower amount. The write-down is expensed in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

(W) BORROWING COSTS

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement for borrowings, finance charges in respect of finance leases and foreign exchange differences net of the effect of hedges of borrowings.

Interest payments in respect of financial instruments classified as liabilities are included in borrowing costs.

Ancillary costs incurred in connection with the arrangement of borrowings are netted against the relevant borrowings and amortised over their life.

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale. In these circumstances, borrowing costs are capitalised to the cost of the assets. Where funds are borrowed specifically for acquisition, construction or production of a qualifying asset, the capitalised amount of the borrowing costs include costs incurred in relation to that borrowing net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

(X) EARNINGS PER SHARE

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to members of the parent entity for the reporting period, after excluding any costs of servicing equity (other than ordinary shares and converting preference shares classified as ordinary shares for EPS calculation purposes), by the weighted average number of ordinary shares of the Company.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares.

2. OPERATING LOSS

	Consolidated		The Company	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Loss from ordinary activities has been arrived at after including:				
Revenue from operating activities				
Revenue from sale of goods	**700**	721	**700**	359
Revenue from rendering services	**1,187**	1,614	**1,187**	1,614
Interest from non-related entities	**43**	140	**43**	133
Government grants	**-**	1,355	**-**	209
Revenue from outside operating activities				
Legal settlements	**900**	-	**900**	-
License fees	**123**	51	**123**	51
Proceeds from sale of assets	**22**	-	**22**	-
Interest from related parties	**-**	-	**-**	603
Proceeds from disposal of controlled entity	**-**	6,783	**-**	6,783
Other income	**87**	106	**87**	106
	3,062	10,770	**3,062**	9,858
Operating Expenses				
Cost of goods sold	**256**	166	**256**	166
Amortisation of intellectual property	**42**	933	**42**	188
Write off of intellectual property	**221**	567	**221**	567
Write off of stock and work-in-progress	**-**	-	**-**	-
Depreciation of plant and equipment	**229**	378	**229**	300
Depreciation of buildings	**448**	446	**448**	446
Provision for employee benefits	**143**	163	**143**	163
Borrowing costs	**424**	524	**424**	524
Lease rental - occupancy leases	**-**	129	**-**	-
Contract services costs	**2,360**	1,286	**2,360**	1,286
Research & development costs	**-**	3,427	**-**	1,536
Superannuation contributions	**189**	-	**189**	-
Net foreign exchange loss	**8**	67	**8**	65
Costs associated with the administration of the company	**2,066**	4,969	**2,066**	4,031
Write off of receivable from controlled entity	**-**	-	**152**	10,742
Carrying amount of controlled entity disposed	**-**	6,359	**-**	-
Diminution in value of investment in other entity	**4,769**	2,014	**4,769**	2,014
	(8,093)	(10,658)	**(8,245)**	(12,170)

3. TAXATION

(a) Income Tax Expense

	Consolidated 2005	Consolidated 2004	The Company 2005	The Company 2004
Prima facie income tax expense/(benefit) calculated at 30% (2004: 30%) on profit/(loss) from ordinary activities	**(2,428)**	(3,197)	**(2,474)**	(3,651)
Increase in income tax expense due to non tax deductible items:				
Legal fees	**80**	281	**80**	281
Sundry items (including entertainment)	**1**	2	**1**	2
Amortisation and write off of intellectual property	**79**	450	**79**	227
Diminution in value of investment in controlled entity	-	-	-	1,792
Tax losses of non-resident controlled entity not carried forward as future income tax benefit	-	522	-	-
	(2,268)	(1,942)	**(2,314)**	(1,349)
Net future income tax benefit not brought to account	**1,998**	1,835	**2,044**	1,246
Adjustment to prior year tax losses brought forward	**270**	107	**270**	103
Income tax expense from ordinary activities	-	-	-	-

3. TAXATION (cont'd)

(b) Future income tax benefit not brought to account

The potential future income tax benefit in the consolidated entity arising from tax losses and timing differences has not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt:

	Consolidated		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Future income tax benefit on tax losses carried forward	**11,808**	9,668	**11,854**	8,936
Future income tax benefit on capital loss carried forward	-	272	-	272
Future income tax benefit on timing differences	**274**	439	**274**	439
	12,082	10,379	**12,128**	9,647

The amounts comprise the estimated future benefit at the applicable rate of 30% (2004: 30%), which represents the applicable tax rate at which the benefit may be utilised.

The potential future income tax benefit will only be obtained if:

(i) the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;

(ii) the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant company and/or the consolidated entity in realising the benefit.

4. CASH

Cash at bank and on hand	**1,124**	1,279	**1,124**	1,272
Bank short term deposits and commercial bills	**185**	120	**185**	120
	1,309	1,399	**1,309**	1,392

The bank short term deposits pay interest at a weighted average rate of 5.5% (2004: 4.5%) at 30 June 2005.

5. RECEIVABLES

Current				
Trade debtors	**382**	74	**382**	74
Provision for doubtful debts	**(34)**	(5)	**(34)**	(5)
	348	69	**348**	69
Other debtors	**6**	55	**6**	55
	354	124	**354**	124
Non-Current				
Loans to controlled entities				
- Generipharm Inc (Note 22)	-	-	-	158

During 2004 the Company established a United States registered corporation, Generipharm Inc, to which it advanced $US104,500 for operational expenses. The loan was repayable at call with interest set at 6% pa. During the current reporting period this loan was written off as non-collectible.

6. INVENTORIES

Work in progress at cost	-	27	-	27
Finished goods at cost	-	30	-	30
	-	57	-	57

7. INVESTMENTS (NON-CURRENT)

	Consolidated		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Investments in other entities – at cost	-	4,769	-	4,769
Investments in Controlled Entities – at cost	-	-	-	1,785
Provision for diminution in value	-	-	-	(1,785)
	-	4,769	-	4,769

On 28 June 2004 BresaGen Inc a 100% subsidiary of the Company was merged with Cythera Inc, a United States incorporated company. As consideration for this merger the Company acquired shares valued at $6.8 million, thereby obtaining a 39% shareholding of the merged entity. This shareholding had been written down to $4.8 million in the previous reporting period. Further to the original merger, Cythera Inc announced it had undertaken a merger with Novocell Inc, another United States incorporated company, resulting in the Company currently holding 9.76% of the newly merged entity.

Novocell Inc. has significant uncertainty about its future viability. The directors of the Company decided, due to the uncertainty of deriving future economic benefits from this investment, to write-off this investment in the reporting period.

The Company believes it does not exercise significant influence or control over the entity that would cause them to be considered an associate.

8. PROPERTY, PLANT AND EQUIPMENT

Land – at cost	**600**	600	**600**	600
Buildings - at cost	**9,960**	10,034	**9,960**	10,034
Provision for depreciation	**(976)**	(528)	**(976)**	(528)
	9,584	10,106	**9,584**	10,106
Plant and equipment – at cost	**3,033**	2,975	**3,033**	2,975
Provision for depreciation	**(1,994)**	(1,765)	**(1,994)**	(1,765)
	1,038	1,210	**1,038**	1,210
Total property, plant and equipment - Net book value	**10,622**	11,316	**10,622**	11,316

The land and buildings are funded by the Deferred Purchase Agreement with the State Government of South Australia as disclosed in Note 11. Title of the land and building is retained by the State Government of South Australia and passes to the Company on repayment of the loan.

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

Freehold land				
Carrying amount at beginning of year	**600**	600	**600**	600
Carrying amount at end of year	**600**	600	**600**	600
Buildings				
Carrying amount at beginning of year	**9,506**	9,689	**9,506**	9,689
Additions	-	263	-	263
Disposals	**(74)**	-	**(74)**	-
Depreciation	**(448)**	(446)	**(448)**	(446)
Carrying amount at end of year	**8,984**	9,506	**8,984**	9,506
Plant and equipment				
Carrying amount at beginning of year	**1,210**	1,806	**1,210**	1,490
Additions	**72**	146	**72**	103
Disposals	**(15)**	(364)	**(15)**	(83)
Depreciation	**(229)**	(378)	**(229)**	(300)
Carrying amount at end of year	**1,038**	1,210	**1,038**	1,210

9. INTANGIBLES

	Consolidated		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Commercialised intellectual property – at cost	**263**	1,780	**263**	1,780
Provision for amortisation	**(42)**	(950)	**(42)**	(950)
Write down of intellectual property	**(221)**	(567)	**(221)**	(567)
Total intellectual property	-	263	-	263
Movement of intellectual property				
Commercialised intellectual property				
Carrying amount at beginning of year	**263**	8,465	**263**	1,018
Amortisation	**(42)**	(933)	**(42)**	(188)
Write down	**(221)**	(567)	**(221)**	(567)
Disposal	-	(6,702)	-	-
Carrying amount at end of year	-	263	-	263

In accordance with Accounting Policy 1(M) the carrying value of the intellectual property is supported by a discounted cash flow analysis prepared by Management. Based on this analysis the Company has written off $221,000 of the value of the intellectual property due to the uncertainty associated with deriving future economic benefits from the assets.

10. PAYABLES (CURRENT)

Trade creditors	**69**	1,418	**69**	1,418
Other creditors and accruals	**1,030**	1,122	**1,030**	1,122
Amount payable to related entity	**400**	-	**400**	-
Deferred income	**314**	-	**314**	-
	1,813	2,540	**1,813**	2,540

11. INTEREST BEARING LIABILITIES

Current				
Long term loan – secured (i)	**554**	382	**554**	382
Non-Current				
Long term loan – secured (i)	**7,078**	7,161	**7,078**	7,161
Long term loan – Dr M Monsour (ii)	**100**	-	**100**	-
	7,178	7,161	**7,178**	7,161

(i) On 18 March 2002, the Company entered into a loan agreement with the State Government of South Australia to provide finance for the construction of a new building and production facility. The term of this loan is 10 years while the security for this loan is a charge over the land and building.
(ii) On 1 June 2005 the company issued a convertible note to Dr M Monsour. This note has a value of $100,000. The note has a coupon rate of 8% with interest accruing daily and payable monthly. This note was converted to equity on 2 August 2005. The terms for the conversion rate per note was the higher of 5 cents per share and the rolling 3 month volume weighted average share price on the ASX prior to the date of conversion discounted by 20%.

12. PROVISIONS

Current				
Employee benefits				
- annual leave	**120**	171	**120**	171
- long service leave	**239**	312	**239**	312
	359	483	**359**	483
Non-Current				
Employee benefits				
- long service leave	**70**	59	**70**	59
Total Employee Benefits	**429**	542	**429**	542

13. NON INTEREST BEARING LIABILITES (NON-CURRENT)

Non-Interest bearing				
Unsecured long term loans	**6**	5	**6**	5

14. CONTRIBUTED EQUITY

	Consolidated		The Company	
	2005	2004	**2005**	2004
Issued and paid up	**\$'000**	\$'000	**\$'000**	\$'000
Ordinary shares, fully paid 115,221,557 (2004: 54,498,560)	**64,184**	61,084	**64,184**	61,084
(a) Ordinary shares				
Movements in ordinary share capital				
Balance at the beginning of the financial year	**61,084**	61,084	**61,084**	61,084
Shares Issued				
56,722,994 shares issued to CBio Ltd (i)	**2,900**	-	**2,900**	-
4,000,000 shares issued to ATIF (ii)	**200**	-	**200**	-
Balance at the end of the financial year	**64,184**	61,084	**64,184**	61,084

In the event of winding up of the Company ordinary shareholders rank after creditors and after payment of all liabilities.

Notes:

(i) On 11 October 2004, shareholders approved the issue of 51% of the issued capital of the Company (56,722,994 ordinary shares) to CBio Ltd in return for a capital injection of \$2.9 million and the provision of a Convertible Note Facility with a value up to \$3.4 million.

(ii) On 6 December 2004 the secured Convertible Note Facility with CBio was amended where Australian Technology Innovation Fund Limited (ATIF) assumed obligations under the facility to the extent of \$900,000. Subsequently the Company called upon 2 notes (\$200,000) provided under the facility. Immediately upon the issue of the notes ATIF exercised their right and converted the notes into 4,000,000 shares.

(b) Options

The number of unissued ordinary shares for which options are outstanding at 30 June 2005 is 13,183,650 (2004: 3,683,650) comprising:

	Exercise Price \$	2005 000	2004 000
Employee options (i)	\$0.10 to \$1.50	11,034	1,534
Consultant options (ii)	\$0.30	100	100
Consultant options (iii)	\$0.31	50	50
Options due on or before 8 November 2005 (iv)	1.50	2,000	2,000
		13,184	3,684

As at 30 June 2005 the Company's share price was 0.056 cents. On 20 January 2004 the Company's shares were suspended from trading and they continued to be suspended from trading until 11 October 2004 (30 June 2004: suspended).

Notes:

(i) An analysis of employee options outstanding is disclosed in Note 27 of this report.

(ii) On 30 May 2003 a consultant to the Company was issued 100,000 options as part of the terms of the consultancy agreement. The key terms of the option plan are as follows:
Exercise Price: \$0.30
Exercise Period: One-third anytime after the first anniversary of the execution of the Consultancy Agreement, one-third anytime after the second anniversary and the remaining third anytime after the third anniversary. The options lapse on the fifth anniversary of issue of the options.

(iii) On 31 August 2003 a consultant to the Company was issued 50,000 options as part of the terms of the consultancy agreement. The key terms of the option plan are as follows:
Exercise Price: \$0.31
Exercise Period: One-third anytime after the first anniversary of the execution of the Consultancy Agreement, one-third anytime after the second anniversary and the remaining third anytime after the third anniversary. The options lapse on the fifth anniversary of issue of the options.

(iv) On 9 November 2000 as part of the merger of CytoGenesis Inc existing CytoGenesis Inc shareholders were granted options over 2,000,000 unissued ordinary shares of the holding Company which expire on 8 November 2005. The exercise terms and price are the same as those set out in Note 27 for the Management Option Plan.

15. RESERVES

	Consolidated 2005 $'000	Consolidated 2004 $'000	The Company 2005 $'000	The Company 2004 $'000
Movements in Reserve				
Options Reserve	**234**	234	**234**	234
Transfer to Accumulated Losses	**(234)**	-	**(234)**	-
Balance at the beginning and end of the year	**-**	234	**-**	234

16. ACCUMULATED LOSSES

	Consolidated 2005 $'000	Consolidated 2004 $'000	The Company 2005 $'000	The Company 2004 $'000
Accumulated losses at beginning of year	**(54,020)**	(43,362)	**(53,868)**	(41,699)
Transfer from Options Reserve	**234**	-	**234**	-
Net loss attributable to members of the parent entity	**(8,093)**	(10,658)	**(8,245)**	(12,170)
Accumulated losses at end of year	**(61,879)**	(54,020)	**(61,879)**	(53,868)

17. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(i) Interest rate risk

Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

2005

	Note	Weighted Average Interest Rate	Floating Interest Rate $'000	Fixed interest maturing in: 1 year or less $'000	Fixed interest maturing in: Over 1 to 5 years $'000	Non-interest Bearing $'000	Total $'000
Financial Assets							
Cash	4	1.38%	1,123	185	-	1	1,309
Receivables	5	-	-	-	-	354	354
			1,123	185	-	355	1,663
Financial Liabilities							
Payables	10	-	-	-	-	1,813	1,813
Interest bearing liabilities	11	7.47%	7,732	-	-	-	7,732
Non-interest bearing liabilities	13	-	-	-	-	6	6
			7,732	-	-	1,819	9,551

2004

	Note	Weighted Average Interest Rate	Floating Interest Rate $'000	Fixed interest maturing in: 1 year or less $'000	Fixed interest maturing in: Over 1 to 5 years $'000	Non-interest Bearing $'000	Total $'000
Financial Assets							
Cash	4	3.22%	1,278	120	-	1	1,399
Receivables	5	-	-	-	-	124	124
			1,278	120	-	125	1,523
Financial Liabilities							
Payables	10	-	-	-	-	2,540	2,540
Interest bearing liabilities	11	7.47%	7,543	-	-	-	7,543
Non-interest bearing liabilities	13	-	-	-	-	5	5
			7,543	-	-	2,545	10,088

(ii) Foreign exchange risk

The consolidated entity does not have any holdings of foreign currency (principally US dollars) which are available to offset risks associated with purchase commitments denominated in foreign currencies.

The consolidated entity may enter into forward exchange contracts to hedge certain funding requirements denominated in foreign currencies (principally US dollars). The terms of these commitments are rarely more than six months. As at 30 June 2005 there were no forward exchange contracts outstanding (2004: nil). There was no unrealised loss at 30 June 2005 (2004: nil).

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:

17. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (cont'd)

	Consolidated		The Company	
	2005	2004	**2005**	2004
United States dollars	**$'000**	$'000	**$'000**	$'000
Amounts payable				
Current	-	-	-	-
Amounts receivable				
Current	-	-	-	158

(iii) Credit risk exposures

Credit risk represents the loss that would be recognised if counter parties failed to perform as contracted.

Recognised FinancialInstruments

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the statement of financial position, is the carrying amount, net of any provision for doubtful debts.

Concentration of credit risk on trade debtors exists in respect of the consolidated entities protEcol™ Services contract manufacturing business within the Protein Pharmaceuticals business segment.

The consolidated entity minimises concentrations of credit risk in its sales of products by undertaking transactions with a large number of customers.

Unrecognised Financial Instruments

The consolidated entity does not have any unrecognised financial instruments as at 30 June 2005.

(iv) Net fair values of financial assets and liabilities

Valuation approach

Net fair values of financial assets and liabilities are determined by the consolidated entity on the following bases.

Recognised Financial Instruments

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers (reduced for expected credit losses) or due to suppliers. Cash flows are discounted using standard valuation techniques at the applicable on market yield, having regard to the timing of cash flows. The carrying amounts of receivables, creditors and accruals, employee benefits and deferred income approximate net fair value.

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	Carrying amount		Net fair value	
	2005	2004	**2005**	2004
Financial assets	**$'000**	$'000	**$'000**	$'000
Cash	**1,309**	1,399	**1,309**	1,399
Receivables	**354**	124	**354**	124
Financial liabilities				
Payables	**1,499**	2,540	**1,499**	2,540
Deferred income	**314**	-	**314**	-
Interest bearing loans	**7,732**	7,543	**7,732**	7,543
Non-interest bearing loans	**6**	5	**6**	5

All financial assets and liabilities are not readily traded on organised markets in a standardised form.

18. COMMITMENTS

(i) Superannuation Commitments

The Company and its controlled entities contribute to a standard employer sponsored defined contribution superannuation fund. Employee contributions are based on various percentages of their gross salaries to provide benefit for employees and their dependents on retirement, disability or death.

(ii) Capital Expenditure Commitments

Contracted but not provided for and payable not later than one year.	197	-	197	-

(iii) Finance Lease Commitments

The Company has no finance lease commitments as at 30 June 2005 (2004: nil).

(iv) Operating Lease Commitments

The consolidated entity as at reporting date has no operating lease commitments.

19. CONTINGENT LIABILITIES

In respect of related bodies corporate:

Pursuant to an ASIC Class Order 98/1418 dated 13 August 1998, (as amended), relief was granted to the wholly owned subsidiaries listed below from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports.

It is a condition of the Class Order that the Company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

The subsidiaries subject to the Deed are:

Metrotec Pty Ltd
BresaGen Investments Pty Ltd

The consolidated statement of financial performance and consolidated statement of financial position comprising the Company and subsidiaries which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee at 30 June 2005, is reflected by the holding company's statement of financial performance and statement of financial position.

In respect of business undertakings:

BresaGen Inc
As a factor of the merger between BresaGen Inc and Cythera Inc., the Company may be required to fund an additional US$70,000. This translates to AUS$91,924 as at 30 June 2005.

Minnesota Licence Technology
The Company understands that it may be liable for outstanding licence payments associated with a catheter patent. As at 30 June 2005 an estimate of the amount is not possible. As at the date of this report no claim has been presented to the Company.

20. CONTROLLED ENTITITES

(a) Particulars in relation to controlled entities

	Class of Share	Economic Entity Interest	
BresaGen Limited		**2005**	2004
Controlled Entities		%	%
Metrotec Pty Ltd	Ordinary	**100**	100
BresaGen Investments Pty Ltd *	Ordinary	**100**	100
BresaGen Transgenics Pty Ltd	Ordinary	**100**	100
Generipharm Inc	Ordinary	**100**	100

* Includes 169,250 preference shares in BresaGen Investments Pty Ltd held by BresaGen Limited.

All controlled entities except Generipharm Inc were incorporated in Australia. Generipharm Inc was incorporated in USA.

(b) Acquisition/disposal of controlled entities

Acquisition of entities

In September 2003 the Company established Generipharm Inc a wholly owned subsidiary incorporated in the United States. Generipharm subsequently acquired the rights to the Xeriject drug delivery technology for $US100,000.

This entity was established as part of the Company's efforts to raise finance in the US with the assistance of Caymus Partners. BresaGen Limited had intended to transfer its Protein Pharmaceutical business into Generipharm on the successful completion of this Caymus Partners led financing. No other entities were disposed of in establishing the new entity nor any operations closed. As this was a newly incorporated entity no assets or liabilities of any other entity were acquired.

Name	Date acquired	Consolidated entity's interest	Consideration	Contribution to consolidated net loss
Generipharm Inc	1 September 2003	100%	$746	($0)

20. CONTROLLED ENTITITES (cont'd)

Disposal of entities	Consolidated		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Consideration (shares)	-	6,783	-	6,783
Carrying amount of disposal	-	6,359	-	-
Profit on disposal	-	424	-	6,783
Net assets of entities disposed of				
Cash	-	101	-	-
Receivables	-	183	-	-
Property, Plant & Equipment	-	281	-	-
Intangibles	-	6,218	-	-
Trade Creditors	-	(209)	-	-
Other Payables	-	(215)	-	-
	-	6,359	-	-
	%	%	%	%
Interest held after disposal	-	-	-	-

BresaGen Inc, a 100% subsidiary of the Company, was disposed on 28 June 2004 to Cythera for $6,783,000 being 3,149,185 shares in Cythera or 30% of the capital of Cythera. As the shares in Cythera are not publicly traded the valuation was arrived at after taking due consideration of Cythera's ability to raise capital and at what price that capital is raised.

Subsequent to the sale Equity and Advisory, who were engaged to prepare an independent experts report on the CBio offer, valued the shares within a range between $US880,000 to $US3.3 million. Accordingly the value of the investment in Cythera had been written down to reflect a valuation of $4.8 million (Australian dollars) based on $US3.3 million at the prevailing exchange rate in the previous reporting period. Cythera subsequently merged with another company, Novocell Inc. As a result of that merger the Company holds 9.763% of 34,020,142, $1.00, shares in the new entity.

The Directors of the Company decided, due to the uncertainty of deriving future economic benefits from this investment, to write-off this investment in the reporting period.

The consolidated entity did not gain nor lose control over any other entities in the prior corresponding period.

21. INVESTMENTS IN ASSOCIATED COMPANIES

BresaGen Xenograft Marketing Pty Ltd

BresaGen Xenograft Marketing Pty Ltd (the associated company) is responsible for marketing the applications of the Xenograft Syndicate Technology in both the research and commercialisation periods. The Company had 50% ownership of the associated company. The equity accounted value of the investment had been reduced to zero because the Company's share of accumulated losses exceeds the historical cost of the investment.

In October 2003 the Company signed an agreement to transfer its interest in BresaGen Xenograft Marketing Pty Ltd to St Vincent Hospital. Despite the agreement the Company is yet to transfer the shares. The Company believes it now has no formal association in BresaGen Xenograft Marketing Pty Ltd.

22. RELATED PARTIES

a) Wholly Owned Group

Details of interests in wholly owned controlled entities are set out at Note 20. Details of dealings with these entities are set out below:

Transactions

The aggregate amounts included in the loss from ordinary activities before income tax expense that resulted from transactions with wholly owned controlled entities are:

Interest revenue	-	-	-	603

Loans

The loan to BresaGen Inc was repayable at call. Interest was charged monthly at the agreed rate of 6.00% pa on the outstanding balance. As part of the agreement of the merger of BresaGen Inc and Cythera the loan, totalling $10,742,906 (as at 28 June 2004), made by the Company to the subsidiary was written off.

22. RELATED PARTIES (cont'd)

Balances of Entities within the wholly-Owned Group

The aggregate amounts receivable from and payable to wholly-owned controlled entities by the Company at balance date:

	Consolidated		The Company	
	2005	2004	**2005**	2004
Receivables	**$'000**	$'000	**$'000**	$'000
Non-current			-	158

During the current reporting period this loan was written off as non-collectible due to the significant uncertainty of any future economic benefits to be derived by Generipharm Inc.

(b) Controlling Entity

The controlling entity of the Company as at the reporting date was CBio Ltd. CBio Ltd owned 48.14% of issued capital of the Company as at 30 June 2005.

Transactions

The aggregate amounts included in the loss from ordinary activities before income tax expenses that resulted from transactions with the controlling entity are:

Revenues from rendering services	**405**	-	**405**	-

Loans

CBio Ltd provided a loan to the Company on 28 June 2005 in the sum of $400,000. This loan was a no interest, unsecured, short term loan repayable by 31 July 2005. The loan repayment period was extended for a further month. This loan was repaid within the amended terms.

Balances of controlling entity

The aggregate amounts receivable from and payable to the controlling entity by the Company at balance date:

Payables				
Current			**418**	-

23. AUDITORS' REMUNERATION

Amounts received or due and receivable by the auditors of the Company for:				
- audit services	**45,000**	55,000	**45,000**	55,000
Other services				
- taxation services	-	8,560	-	8,560
- other assurance services	-	1,200	-	1,200
Total	**45,000**	64,760	**45,000**	64,760

24. EARNINGS PER SHARE

The net loss shown as per the statement of financial performance of $8,203,890 (2004:$10,658,000) has been used to calculate basic and diluted earnings per share for the company.

The Company has only one class of ordinary shares with no variation in the entitlement to dividends.

The 13,183,650 (2004: 3,683,650) options outstanding have not been included as potential ordinary shares used in the calculation of diluted earnings per share as based on conditions at 30 June 2005, it is not probable that options will be exercised at any time in the near future.

	2005	2004
Weighted average number of potential ordinary shares used in the calculation of basic and diluted earnings per share	**97,627,731**	54,498,560

25. NOTES TO THE STATEMENTS OF CASH FLOWS

(i) Reconciliation of Cash

For the purpose of the Statements of Cash Flows, cash includes cash on hand and at bank and deposits at call. Cash as at the end of the financial year as shown in the Statements of Cash Flows is as per the disclosure in the Statement of Financial Position and Note 4.

25. NOTES TO THE STATEMENTS OF CASH FLOWS (cont'd)

(ii) Reconciliation of Operating Profit after Income Tax to Net Cash Provided by Operating Activities

	Consolidated		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Operating loss after income tax	**(8,093)**	(10,658)	**(8,245)**	(12,170)
Add/(less) items classified as investing/financing activities:				
• Profit on disposal of non-current assets	**(15)**	364	**(15)**	83
• Write down of investment in controlled entity	**4,769**	-	**4,769**	-
• Investment in other entity in lieu of cash	**-**	(6,783)	**-**	(6,783)
• Diminution in value of investment in other entity	**-**	2,014	**-**	2,014
Add/(less) non-cash items:				
• Amortisation of intellectual property	**42**	933	**42**	188
• Disposal of intangibles	**-**	6,361	**-**	-
• Write off of loan to employee on disposal of controlled entity	**-**	139	**-**	-
• Write off of intangibles	**221**	567	**221**	567
• Provision for doubtful debts	**28**	-	**28**	-
• Depreciation	**677**	824	**677**	746
• Write off of debt in associate	**-**	4	**-**	4
• Write off of debt in controlled entity	**-**	-	**152**	10,742
Net cash used in operating activities before change in assets and liabilities	**(2,371)**	(6,235)	**(2,371)**	(4,609)
Change in assets and liabilities during the financial year adjusted for effects of purchase and disposal of controlled entities during the financial year:				
(Increase)/decrease in inventories	**57**	126	**57**	126
(Increase)/decrease in prepayments	**(1)**	68	**(1)**	49
(Increase)/decrease in trade debtors	**(279)**	368	**(279)**	368
(Increase)/decrease in other debtors	**51**	453	**51**	317
(Increase)/decrease in other loans	**-**	32	**-**	-
(Increase)/decrease in loan to controlled entity	**-**	-	**-**	(1,084)
(Increase)/decrease in intellectual property	**-**	341	**-**	-
(Decrease)/increase in deferred income	**314**	(113)	**314**	(113)
(Decrease)/increase in trade creditors	**(1,349)**	978	**(1,349)**	1,188
(Decrease)/increase in other creditors	**(162)**	167	**(162)**	242
(Decrease)/increase in employee provisions	**(112)**	(237)	**(112)**	(237)
Net cash used in operating activities	**(3,852)**	(4,052)	**(3,852)**	(3,753)

26. FINANCING ARRANGEMENTS

The consolidated entity has access to the following lines of credit:

Total facilities available:				
Autopay facility	**-**	185	**-**	185
Long term loan	**7,732**	8,024	**7,732**	8,024
	7,732	8,209	**7,732**	8,209
Facilities utilised at balance date:				
Long term loan - LMC	**7,632**	7,543	**7,632**	7,543
Long term loan – convertible loan[(i)]	**100**	-	**100**	-
	7,732	7,543	**7,732**	7,543
Facilities not utilised at balance:				
Autopay facility[(ii)]	**-**	185	**-**	185
Long term loan	**-**	481	**-**	481
	-	666	**-**	666

26. FINANCING ARRANGEMENTS (cont'd)

(i) A convertible note was issued to M Monsour on 1 June 2005. This non-transferable note has a face value of $100,000, a 5 year maturity date and a coupon rate of 8%. This note was converted to equity on 2 August 2005.
(ii) The Autopay facilities described above were secured by a letter of acknowledgment by the Company that any monies that become owing or payable to the Company's bankers, from the use of those facilities, may be applied against deposits at call held with the bank totalling $185,000 as at 30 June 2004. This facility was cancelled in October 2004 when the Company commenced in-house payroll processing. The Company Credit Card facilities have been cancelled.

27. EMPLOYEE BENEFITS

Aggregate liability for employee benefits including on-costs are disclosed in Note 12 to these accounts.

Number of employees	**Consolidated**		**The Company**	
	2005	2004	**2005**	2004
Number of employees at year end	**38**	23	**38**	23

Employee share options schemes
Summary of movement of options over unissued ordinary shares

	Employee	**Non-employee**	**Total**
Balance at 30 June 2003	**2,875,218**	**2,100,000**	**4,975,218**
Granted	-	50,000	50,000
Exercised	-	-	-
Cancelled/lapsed	(1,341,568)	-	(1,341,568)
Balance at 30 June 2004	**1,533,650**	**2,150,000**	**3,683,650**
Granted	9,500,000		9,500,00
Exercised	-	-	-
Cancelled/lapsed	-	-	-
Balance at 30 June 2005	**11,033,650**	**2,150,000**	**13,183,650**

No options were exercised during the period accordingly no fair value disclosure of options exercised is required. The details of the options granted during the period are set out in the table on the following page.

BresaGen Employee Options Incentive Plan implemented 24 June 1999, amended 5 October 2002

The details of the plan were included in the Company's initial Prospectus dated 23 July 1999, and amended 5 October 2002.

Eligibility: To be eligible to participate in the Plan the person must be:

- a full time or part time employee of the Company and have been an employee for not less than 12 months (or such shorter period as the directors may determine); or
- be a Director of a BresaGen Limited related company.

Exercise Period: An optionholder may exercise any employee option during the exercise period specified for that employee option.

Lapse of Options: Employee options lapse on the date on which the optionholder ceases to be an eligible employee for any reason other than death, retirement or disability.

Generally options provided to employees from October 1999 vest over three years beginning 12 months from date of issue.

The US BresaGen Employee Options Incentive plan approved 5 October 2002.

The details of the plan were issued in the Company's Notice of Annual General Meeting for the 21 November 2002 Annual General Meeting.

Eligibility: To be eligible to participate in the Plan the person must be:

- a full time or part time employee of the Company and has been an employee for not less than 12 months (or such shorter period as the directors may determine) who reside in the United States at the time the options are granted; or
- be a Director of a BresaGen Limited company.

Exercise Price: The exercise price of any option is the amount determined by the directors, however the exercise price must be less than 100% of the Fair Market Value of a share on the date on which the option is granted or 110% of the Fair Market Value if at the time the option is granted, the Eligible Person owns directly or indirectly more than 10% of the total combined voting power of all classes of securities of the Company, or parent or any subsidiary of the Company.

27. EMPLOYEE BENEFITS (cont'd)

Exercise Period: An optionholder may exercise any employee option during the exercise period specified for that employee option, however, the exercise period must not exceed 10 years from the date the option was granted, or 5 years if the Eligible Person owns directly or indirectly 10% of the total combined voting power of all classes of securities of the Company, or any parent of subsidiary of the Company.

Lapse of Options: Employee options lapse on the date on which the optionholder ceases to be an eligible employee for any reason other than death, retirement or disability.

Generally options provided to employees vest over three years beginning 12 months from date of issue.

Employee Options Incentive Plan pre 24 June 1999

This plan was in place prior to the listing of the Company in September 1999. The details of the plan were included in the Company's prospectus dated 23 July 1999.

BresaGen issued 2,467,084 options pursuant to the previous Employee Options Incentive Plan. The terms of the previous Plan are substantially the same as those of the current Plan, except for the following points:

Exercise Price: The minimum exercise price under the previous Plan was $1.00 per option on a pre-capital reconstruction basis.

Exercise Period: The exercise period could not exceed 5 years.

Management Option Plan

The options issued pursuant to this plan were approved by Shareholders at an Extraordinary General Meeting on 9 November 2000. The terms of the options issued under this plan are as follows - (i) exercisable on or before 8 November 2005, (ii) based upon the Company's share price trading above hurdle prices for 5 consecutive days, (iii) exercise price is $1.50.

The total number of employee options issued and outstanding is as follows:

Issue date	Expiry date	Exercise price	Options Issued	Options exercised and shares issued		Total options available to be exercised		Total options not yet vested		Total options not available as lapsed /unexercised Note (a)	
				2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
			'000	**'000**	**'000**	**'000**	**'000**	**'000**	**'000**	**'000**	**'000**
18 Oct 1999	18 Oct 2009	$1.00	825	-	-	314	314	-	-	511	511
29 Nov 1999	29 Nov 2009	$1.00	220	-	-	-	-	-	-	220	220
29 Nov 1999	29 Nov 2009	$1.48	125	-	-	25	25	-	-	100	100
24 Jul 2000	24 July 2010	$1.51	20	-	-	-	-	-	-	20	20
10 Oct 2000	10 Oct 2010	$1.50	432	-	-	150	150	-	-	282	282
09 Nov 2000	08 Nov 2005	$1.50	1,000	-	-	-	-	1,000	1,000	-	-
18 May 2001	18 May 2011	$1.50	238	-	-	25	25	-	-	213	213
06 Sep 2001	06 Sep 2011	$1.09	35	-	-	-	-	-	-	35	35
12 Oct 2001	12 Oct 2011	$0.89	120	-	-	-	-	-	-	120	120
17 Dec 2001	17 Dec 2011	$1.06	45	-	-	-	-	-	-	45	45
04 Feb 2002	04 Feb 2012	$1.13	50	-	-	-	-	-	-	50	50
23 Jan 2003	04 Aug 2010	$1.55	25	-	-	-	-	-	-	25	25
23 Jan 2003	30 Jun 2012	$1.01	324	-	-	20	20	-	-	304	304
30 May 2003	30 May 2013	$0.27	67	-	-	-	-	-	-	67	67
16 Dec 2004	16 Dec 2009	$0.12	4,500	-	-	4,500	-	-	-	-	-
30 May 2005	30 May 2010	$0.12	5,000	-	-	5,000	-	-	-	-	-
			13,026	-	-	10,034	534	1,000	1,000	1,992	1,992

The total number of employee options outstanding disclosed in Note 14 to these accounts is 11,033,650 (2004: 1,533,650) being the total of all options available to be exercised plus those not as yet vested.

The terms and conditions of the options shown above are set out on the preceding pages.

27. EMPLOYEE BENEFITS (cont'd)

(a) Total options not available as lapsed/unexercised result from:
- options not being exercised by the expiry date; or
- options lapsing due to the holder ceasing to be an employee for any reason other than death or retirement.

No options were exercised during the financial year.

28. DIRECTOR AND EXECUTIVE DISCLOSURE

(a) Remuneration Options: Granted during the year

2005	Number Granted	Grant Date	Value per Option	Exercise Price	First Exercise Date	Last Exercise Date	% of Remuneration
Directors							
Dr M Verma	1,500,000	16 Dec 04	$0.08	$0.12	16 Dec 05	16 Dec 09	42%
Dr W Hanisch	1,500,000	16 Dec 04	$0.08	$0.12	16 Dec 05	16 Dec 09	57%
Mr S Jones	1,500,000	16 Dec 04	$0.08	$0.12	16 Dec 05	16 Dec 09	65%
Specified Executives							
Mr J Yeates	1,000,000	30 May 05	$0.04	$0.12	30 May 05	30 May 10	42%
Dr S Bastiras	1,500,000	30 May 05	$0.04	$0.12	30 May 05	30 May 10	27%
Dr C Senn	1,500,000	30 May 05	$0.04	$0.12	30 May 05	30 May 10	33%

(b) Option holdings of specified directors and specified executives

2005	Held at 1 July 2004	Granted as Remuneration	Exercised	Other Changes*	Held at 30 June 2005	Vested and Exercisable at Year End
Directors						
Dr M Verma	175,000	1,500,000	-	-	1,500,000	1,675,000
Dr Wolf Hanisch	-	1,500,000	-	-	1,500,000	1,500,000
Mr S Jones	-	1,500,000	-	-	1,500,000	1,500,000

2004	Held at 1 July 2003	Granted as Remuneration	Exercised	Other Changes*	Held at 30 June 2004	Vested and Exercisable at 30 June 2004
Mr J Kucharcyk	36,661	-	-	-	36,661	-
Mr R Mazzocchi	45,121	-	-	-	45,121	-
Mr P Hart	25,000	-	-	(25,000)	-	-
Mr J Harkness	-	-	-	-	-	-
Mr J Smeaton	600,232	-	-	(350,232)	250,000	-
Mr C Juttner	160,415	-	-	(60,415)	100,000	-

2005	Held at 1 July 2004	Granted as Remuneration	Exercised	Other Changes*	Held at 30 June 2005	Vested and Exercisable at Year End
Specified Executives						
Mr J Yeates	-	1,000,000	-	-	1,000,000	1,000,000
Dr S Bastiras	74,306	1,500,000	-	-	1,574.306	1,540,000
Dr C Senn	71,766	1,500,000	-	-	1,571,766	1,540,000

2004	Held at 1 July 2003	Granted as Remuneration	Exercised	Other Changes*	Held at 30 June 2004	Vested and Exercisable at 30 June 2004
Mr A Robins	411,242	-	-	(161,242)	250,000	-
Dr M Verma	175,000	-	-	-	175,000	75,000
Mr L Burns	208,763	-	-	(108,763)	100,000	-
Mr G LaFontaine	28,219	-	-	(28,219)	-	-
Ms J Zannetti	50,000	-	-	(50,000)	-	-

- Other changes represent options that expired or were forfeited during the year. No options held by specified directors or executives were vested but not yet exercisable

28. DIRECTOR AND EXECUTIVE DISCLOSURE (cont'd)

(c) Equity Holdings of Directors and Specific Executives of the Company

2005	Held at 1 July 2004	Purchases	Received on exercise of options	Sales	Held at 30 June 2005
Directors					
Dr M Verma	4,323	180,000	-	-	184,323
Dr W Hanisch	-	247,119	-	-	247,119
Mr S Jones	-	51,730	-	-	51,730
Specified Executives					
Mr J Yeates	-	-	-	-	-
Dr S Bastiras	-	-	-	-	-
Dr C Senn	-	-	-	-	-

2004	Held at 1 July 2003	Purchases	Received on exercise of options	Sales	Held at 30 June 2004
Directors					
Mr J Kucharcyk	743,415	-	-	-	743,415
Mr R Mazzocchi	917,280	-	-	-	917,280
Mr P Hart	9,000	-	-		9,000
Mr J Harkness	-	-	-	-	-
Mr J Smeaton	45,500	-	-		45,500
Mr C Juttner	3,000	-	-		3,000
Specified Executives					
Mr A Robins	30,000	-	-	-	30,000
Dr M Verma	4,323	-	-	-	4,323
Mr L Burns	-	-	-	-	-
Mr G LaFontaine	-	-	-	-	-
Ms J Zannetti	-	-	-	-	-

29. EVENTS SUBSEQUENT TO BALANCE DATE

Issue and conversion of Convertible Notes to Shares

Subsequent to the balance date 10,000,000 share were issued to holders of convertible notes who exercised their rights to convert to shares under the Convertible Note deeds. Four of these convertible notes were issued after the balance date. Details of all notes that were converted follow:

Note Holder	Value of Note	Date Issued	Date Converted	Conversion Rate per Share	Number of Shares Issued
Dr M Monsour	$100,000	20 June 2005	2 August 2005	$0.05	2,000,000
Dr M Monsour	$100,000	1 July 2005	2 August 2005	$0.05	2,000,000
Yarandi Pty Ltd	$100,000	19 July 2005	19 July 2005	$0.05	2,000,000
Yarandi Pty Ltd	$100,000	19 July 2005	19 July 2005	$0.05	2,000,000
Dr M Monsour	$100,000	2 August 2005	2 August 2005	$0.05	2,000,000

Each of these notes had a coupon rate of 8% with interest accruing daily and payable monthly. The terms for the conversion rate per note was the higher of 5 cents per share and the rolling 3 month volume weighted average share price on the ASX prior to the date of conversion discounted by 20%.

On 15 August 2005, Adelaide-based venture and development capital firm Paragon Equity Ltd signed an agreement to invest $852,350 in BresaGen to acquire a 10% equity holding in the Company. The investment consists of an issue of 13.9 million shares in new equity. The issue of 10 million shares results from the purchase and conversion of five (5) convertible notes. These notes each have a face value of $100,000 and were approved by shareholders on 24 May 2005 to be placed with sophisticated investors at the higher of 5 cents or 3 month volume weighted average price. These notes were converted on the day of purchase at 5 cents per share. A further 3,915,000 shares were acquired at a price of 9 cents.

Paragon Equity Ltd have also been granted, subject to shareholder approval 3,915,000 unlisted options at an exercise price of 12 cents and a 5 year expiry term.

30. INTERNATIONAL FINANCIAL REPORTING

For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board(AASB).

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity's financial performance and financial position is summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The consolidated entity has not quantified the effects of the differences discussed below. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

The key potential implications of the conversion to IFRS on the consolidated entity are as follows:

- Under AASB 139 *Financial Instruments: Recognition and Measurement*, financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables - measured at amortised cost, held to maturity - measured at amortised cost, held for trading – measured at fair value with fair value changes charged to net profit or loss, available for sale – measured at fair value with fair value changes taken to equity and non-trading liabilities - measured at amortised cost. This will result in a change in the current accounting policy that does not classify financial instruments;
- income tax will be calculated based on the "balance sheet" approach, which may result in more deferred tax assets and liabilities and, as tax effects follow the underlying transaction, some tax effects will be recognised in equity;
- impairments of assets will be determined on a discounted basis, with strict tests for determining whether cash-generating operations have been impaired;
- equity-based compensation in the form of shares and options will be recognised as expenses in the periods during which the employee provides related services; and
- Changes in accounting policies will be recognised by restating comparatives rather than making current year adjustments with note disclosure of prior year effects.

The Company has established a project to achieve transition to IFRS reporting, beginning with the half-year ended 31 December 2005. The Company's implementation project consists of the activities described below:

- an assessment of the impacts of conversion to IFRS reporting on existing accounting policies and procedures, systems and processes, business structures and staff;
- the development of plans for implementing the changes required to existing accounting policies and procedures and systems and processes in order to transition to IFRS; and
- the implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff. It will enable the Company to generate the required disclosures of AASB 1 as it progresses through its transition to IFRS.

Other than as detailed above, there has not been any matter or circumstance, other than referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly effect, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

31. SEGMENT INFORMATION

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income earnings assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Business segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

Protein Pharmaceuticals	Research and production of cost effective technology to express and purify recombinant proteins on a commercial scale, this area includes the consolidated entity's protEcol™ Services business unit.

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers. Segment assets are based on the geographical location of the assets.

31. SEGMENT INFORMATION (cont'd)

Geographical segments (cont'd)

The consolidated entity's business segments operate geographically as follows:

Australia — Sales of the registered drug EquiGen to Pfizer, contract income from the consolidated entity's protEcol™ Services business and receipt of grant revenue for business expansion by the South Australian Government.

United States — Grant revenue from the United States' National Institutes of Health (NIH) plus minor revenue derived from cell sales to research organisations within the United States. Further, sales of the registered drug EquiGen to Veterinarians and human growth hormone to research organisations based in the United States.

Other — protEcol™ Services contracts, sales of R&D products and the registered drug EquiGen principally in the United Kingdom, Middle East, Europe and New Zealand.

	Cell Therapy		**Reproductive Biotechnology**		**Protein Pharmaceuticals/ Operations**		**Consolidated**	
Primary Reporting	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Business Segments	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000
Revenue								
Total Segment revenue	-	1,508	-	164	**3,062**	2,075	**3,062**	3,747
Other unallocated revenue								7,023
Total revenue							**3,062**	10,770
Result								
Segment result	-	(3,200)	-	186	**(8,245)**	(718)	**(8,245)**	(3,732)
Unallocated corporate expenses							**152**	(6,926)
Profit from ordinary activities before income tax	-	-	-	-	**(8,245)**	-	**(8,093)**	(10,658)
Income tax expense	-	-	-	-		-		-
Net profit	-	-	-	-	**(8,245)**		**(8,093)**	(10,658)
Depreciation and amortisation	-	1,402	-	5	**954**	324	**954**	1,731
Non-cash expenses other than depreciation and amortisation	-	52	-	22	**5,791**	105	**5,791**	179
Individually significant items								
Write off on Intangibles	-	-	-	-	**221**	-	**221**	-
					Protein Pharmaceuticals/ Operations		**Consolidated**	
Assets								
Segment assets					**12,285**	3,599	**12,285**	3,599
Unallocated corporate assets					-	-	-	14,329
Consolidated total assets							**12,285**	17,928
Liabilities								
Segment liabilities					-	-	-	-
Unallocated corporate liabilities					-	-	**9,980**	10,630
Consolidated total liabilities							**9,980**	10,630
Acquisitions of non-current assets					-	361	**72**	361
Unallocated acquisition of non-current assets					-	-	-	361
Consolidated asset acquisitions							**72**	361

Secondary reporting	**Australia**		**United States**		**Other**		**Consolidated**	
Geographical Segments								
External segment revenue by location of customers	**1,284**	1,823	**590**	1,635	**268**	289	**2,142**	3,747
Segment assets by location of assets	**12,285**	3,599	-	-	-	-	**12,285**	3,599
Acquisition of non-current assets	**72**	361	-	-	-	-	**72**	361

Director's Declaration

In accordance with a resolution of the directors of BresaGen Limited (the Company), we make the following statement:

(1) In the opinion of the directors:

(a) the financial statements, notes and the additional disclosures included in the Directors' Report designated as audited, of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

(ii) comply with Accounting Standards and Corporations Regulations 2001; and

(b) Subject to the inherent uncertainty regarding continuation as a going concern as expressed in note 1 to the financial report, that is, the ability of the Company to pay its debts as and when they fall due, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial year ending 30 June 2005.

On behalf of the Board

Mr Stephen Jones
Chairman

8 September 2005

ERNST & YOUNG

Santos House
91 King William Street
Adelaide SA 5000
Australia

GPO Box 1271
Adelaide SA 5001

Tel 61 8 8233 7111
Fax 61 8 8231 9050
DX 153 Adelaide

Auditor's Independence Declaration to the Directors of BresaGen Limited

In relation to our audit of the financial report of BresaGen Limited for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Colin W Dunsford
Partner
8 September 2005

ERNST & YOUNG

Santos House
91 King William Street
Adelaide SA 5000
Australia

GPO Box 1271
Adelaide SA 5001

Tel 61 8 8233 7111
Fax 61 8 8231 8050
DX 155 Adelaide

Independent audit report to members of BresaGen Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for BresaGen Limited and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report and the additional disclosures within the Remuneration Report, which are included in the Directors' Report on Remuneration Policy, table (a): Directors' remuneration summary and table (b): Executives' remuneration summary, designated as audited ('the additional disclosures'), that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report and the additional disclosures.

Audit approach

We conducted an independent audit of the financial report and the additional disclosures in order to express an opinion on them to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report and the additional disclosures is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report and the additional disclosures present fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the additional disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

ERNST & YOUNG

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the additional disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report.

Audit opinion

In our opinion, the financial report and the additional disclosures included in the Directors' Report designated as audited of BresaGen Limited are in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of BresaGen Limited and the consolidated entity at 30 June 2005 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Inherent Uncertainty Regarding Continuation of Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1(A) "Going Concern" to the financial statements, there is significant uncertainty whether the company and the consolidated entity will be able to continue as going concerns and therefore whether they will be able to pay their debts as and when they fall due and realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the company and the consolidated entity not continue as going concerns.

Ernst & Young

Ernst & Young

Colin W Dunsford
Partner
Adelaide
8 September 2005

BresaGen Ltd

ABN 60 007 988 767

Appendix 4E

Preliminary Final Report

Year ended 30 June 2005 (current period)

and the year ended 30 June 2004 (previous corresponding period)

Results for announcement to the market

				$A'000
Revenue from ordinary activities	Down	71.57%	to	3,062
Profit/(Loss) from ordinary activities after tax attributable to members	Down	24.1%	to	(8,093)
Profit/(Loss) for the period attributable to members	Down	24.1%	to	(8,093)

	Current period	Previous corresponding Period
Net tangible asset backing per ordinary security	2.00 cents	12.91 cents
Basic earnings/(loss) per share	(8.29) cents	(19.56) cents

Dividends: It is not proposed that any dividend will be paid. No dividends were paid in the previous corresponding period.

An explanation of the result of the current period is set out in the Directors' Report contained in the attached audited Annual Report.

Full Financial details of the Company are also contained in the attached audited Annual Report.

BresaGen

ANNUAL REPORT 2005

TABLE OF CONTENTS

CORPORATE DIRECTORY

DIRECTORS
Mr Stephen Jones, Chairman
Dr Wolfgang Hanisch, Managing Director
Dr Meera Verma, Director & Chief Operating Officer
Dr Michael Monsour, Non-Executive Director

COMPANY SECRETARY
Mr Bryan Dulhunty BEc, CA

REGISTERED OFFICE
8 Dalgleish Street
Thebarton South Australia 5031
AUSTRALIA

Tel: +61 8 8234 2660
Fax: +61 8 8234 6268
Website: www.bresagen.com.au

SHARE REGISTRY
Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide South Australia 5000
AUSTRALIA

Tel: 1300 556 161 (within Australia)
+61 3 9615 5970 (outside Australia)
Fax: +61 8 8236 2305

Chairman's Letter to Shareholders

Dear Shareholder

The year under review has seen the Company achieve significant milestones and has set a sound platform for future growth.

BresaGen successfully emerged from Voluntary Administration on 13 October 2004 and was re-instated on the Australian Stock Exchange on 14 December 2004. As part of the restructure CBio Limited was issued 51% of the issued capital in the Company in return for a capital injection of $2.9M and the provision of a convertible note facility of up to $3.4M. This facility will provide for future working capital needs of the Company. As at the date of this report CBio's ownership interest in BresaGen was 39.9%.

Since emerging from Voluntary Administration the Company has been very successful in building its process development and production business. A significant number of new contracts have been signed with local and overseas companies for process development and manufacture of proteins and peptides. The Company is successfully building its order book and this will translate to an increase in revenues in the coming reporting period.

The Company has also signed contracts to supply Active Pharmaceutical Ingredients (API), produced in BresaGen's plant, to pharmaceutical drug companies. This is an area of the business that the directors wish to exploit as it is a growth area in the industry and will ensure effective plant utilisation. As this is a relatively new market for the Company there will be significant lead times before substantial revenues are generated from this business segment. It is the Board's vision that this segment will be the major revenue and profit growth driver for the company in the coming years.

Another opportunity that has been identified by the directors is for a small to medium volume sterile filling line to service the increasing number of companies taking their products to clinical trials in Australia. At present Australian companies requiring vial fills of drugs for use in early stage clinical trials have had very few options and generally need to go off-shore. The Company has ordered fill line equipment that will enable BresaGen to exploit this opportunity in the Australian market. This equipment is expected to be commissioned and ready for use by early in the new calendar year. To assist with the funding of the fill line BresaGen applied for a grant from the South Australian Government under the BioinnovationSA Commercial Infrastructure grant scheme. BresaGen was subsequently awarded $200,000 under this scheme.

As the business grows there will be a need to upgrade the fermentation capability of the plant. The Company will look to raise capital over the coming year to pay for the expansion of the fermentation capability to 500L from the current capacity of 100L, once capacity dictates the need to do so. A 500L fermenter will provide capacity for future revenue growth, lower production costs and produce higher profit margins.

The next 12 months should result in increased sales and a much improved financial result. This should result from; the opportunities presented by the new vial filling line; the growth (already being seen) of sales from the proctEcol™ Services product (the process development business); and new opportunities presenting in the company's API business market.

On 15 August 2005, Adelaide-based venture and development capital firm Paragon Equity Ltd signed an agreement to invest $852,350 in BresaGen to acquire a 10% equity holding in the Company.

I thank you for your continued support of your Company and look forward to reporting our successes in the coming year.

Yours faithfully,

Mr Stephen Jones
Chairman

Directors' Report

Your directors submit their report for the year ended 30 June 2005.

1. Directors

The names and details of the Company's directors in office at the end of the financial year and until the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.

Mr Stephen Jones – Chairman, Non-Executive Director. Appointed 11 OCT 2004.

Mr Jones has extensive hands-on management experience in technology companies and is also a specialist in corporate recovery. In the late 70s and 80s he was CEO of an Australian biotechnology company and related USA based biotechnology company. He oversaw the first Australian biotechnology company's entry into the competitive US market in 1983. He has been involved with several public capital raisings totaling $80 million and was a Director of Fortune Advanced Technologies Pty Ltd, Retirewise Capital Australia Ltd, Ingot Capital Management Pty Ltd and venture capital companies. He has served on the boards of several listed public companies and managed leading edge innovative technology companies. During the past three years Mr Jones has served as Chairman of the following listed entities, Psiron Ltd (appointed director on 21/11/00) and Analytica Ltd (appointed director on 3/12/01). Mr Jones is also the Chairman of Australia Technology Innovation Fund Limited, Australian Biofund Limited (Hong Kong), InJet Digital Aerosols Ltd, CBio Limited and a former member of the Queensland Government's Innovation Council and the Bioindustries Advisory Group.

Dr Wolf Hanisch - PhD FAICD, Managing Director (MD), Executive Director. Appointed 11 OCT 2004.

Dr Hanisch has worked on the clinical development of a number of biotech drugs now approved for use around the world including, beta-Interferon (Betaseron), Interluekin-2 (Proleukin), TNF and monoclonal antibodies. Dr Hanisch's background is in the biotech healthcare industry in California and Australia. He was directly involved in the successful Initial Public Offering (IPO) of IDEC Pharmaceuticals Inc which subsequently merged with Biogen, and has had significant exposure to a number of other IPOs through his linkages to the California biotechnology and venture community. He is a non-executive director of the listed entity Psiron Ltd (appointed director on 21/11/00) and a non-executive director of Australia Technology Innovation Fund Limited and Australian Biofund Limited (Hong Kong) and a non-executive director of Analytica for the period 3/12/01 to 21/4/05. Dr Hanisch is also an executive Director of CBio Limited.

Dr Meera Verma – BSc, MSc, PhD (Biochemistry), Chief Operating Officer (COO), Executive Director. Appointed 11 OCT 2004.

Dr Verma joined BresaGen in 1987 as Manager of the Company's Gene Technology Group involved in technical marketing and sales. She was appointed General Manager of the Protein Pharmaceuticals division in 1995 before becoming Chief Operating Officer in November 2000. Dr Verma holds no other professional directorships.

Dr Michael Monsour, MBBS-Hons, FACRRM, Non-Executive Director. Appointed 26 JUL 2005.

Dr Monsour is a Medical Practitioner with extensive interests in Queensland medical and dental centres. Dr Monsour graduated from the University of Queensland in 1977 in medicine with honours. He operates a medical management company, which provides management support to medical and dental practitioners. He is the principal of Godbar Software (established 1988) which is one of Australia's leading software developers of Occupational Health and Safety and Medical Accounting software packages in Australia. Dr Monsour is currently a non-executive director of Australian Technology Innovation Fund Ltd, Australia Biofund Investment Limited (Hong Kong) and InJet Digital Aerosols Ltd.

Mr Rudy Mazzocchi – BSc (Biochemistry), Grad Degree in Biophysics

Mr Mazzocchi acted as Chair and Non-executive Director until his resignation on 10 October 2004.

Dr John Kucharczyk – PhD (Neuroendocrinology), Non-Executive Director.

Dr Kucharczyk acted as a Non-executive Director until his resignation on 10 October 2004.

2. Company Secretary

Mr Bryan Dulhunty (BEc CA). Appointed 11 OCT 2004.

Company Secretarial Services for the Company are provided by CoSA Pty Ltd, which provides specialised Company Secretarial services for the biotechnology industry.

Mr Bryan Dulhunty founded CoSA Pty Ltd in 2001 after extensive experience in a major international accounting firm and both large and small publicly listed entities. Mr Bryan Dulhunty is a director and company secretary of a number of listed and unlisted biotechnology companies.

3. Review and Results of Operations

Group Overview

The year started with the Company still in Administration. During the Administration period the Administrators focused on maintaining the process development and manufacturing business segment (proctEcolTM Services) while the Company was being restructured. On 11 October 2004, shareholders approved the issue of 51% of the issued capital of the Company to CBio Limited in return for a capital injection of $2.9M and the provision of a Convertible Note Facility of $3.4M. On 13 October 2004, the Company was released from Voluntary Administration and was reinstated on the ASX on 14 December 2004.

From 11 October 2004 the Company's directors duties and responsibilities were restored.

You should read the following report with this in mind. You should note that the directors were not in control of the company for the entire reporting period ending 30 June 2005 and do not accept any responsibility for the conduct of the company prior to their duties and responsibilities being restored.

Since coming out of Administration the Company has seen significant growth in the proctEcolTM Services business and has set a foundation for continued growth in this business segment in the future.

During the period the production facility was operational. This 3,000 square meter facility, based in Adelaide, which houses a 1,000 square meter production plant designed to meet United States Food and Drug Administration (FDA) requirements for Code of Good Manufacturing Practice cGMP, provides the infrastructure required to build a profitable biopharmaceutical business. The Company's objective, as set by the Board, is to rapidly grow the protEcol™ Services business while establishing an Active Pharmaceutical Ingredient (API's) supply business. The objective is to use the production facility to meet short term contracts for clinical trial material and manufacture and sell a subset of proteins/peptides to buyers locked into supply agreements for pharmaceutical drug product produced in BresaGen's plant.

With greater focus being placed on the API business segment and with the successes with protEcol™ Services since emerging from Administration, it is anticipated that the Company will show significant growth in revenues in the coming reporting period and will continue to move towards future profitability.

Process Development and R&D Supply (protEcol™ Services)

This division derived revenues of $1,887,000 for the financial year ended 30 June 2005, down from $2,075,000 in the previous corresponding period. The decrease in revenues was attributable to the company having difficulty signing new contracts during the administration period. There was, however, a significant increase in the number of process development services contracts signed and performed after emerging from administration.

The overall result of this division was an operating loss of $978,000 for the year ended 30 June 2005 compared with an operating loss of $718,000 in the previous corresponding period.

Following the Company's restructure this segment was the only operating division during the reporting period. The API Supply business was started after the reporting period.

Cell Therapy

Late in calendar year 2003 the Australian operations of this division were transferred to the Company's wholly owned US subsidiary BresaGen Inc. BresaGen Inc. was subsequently merged with Cythera Inc on 28 June 2004. Cythera Inc is a US based human embryonic stem cell company. This entity underwent a further merger with another US based company, the result of this merger providing BresaGen with a 9.75% interest in the new entity, Novocell Inc.

The success of this entity is dependant on the successful outcome of research and development. As this is not certain and as BresaGen does not have any Board representation, the Directors have considered it reasonable to write-off the value of this investment by $4.769m to NIL at 30 June 2005.

Reproductive Biotechnology

This division transferred to the University of Adelaide effective from 1 July 2003 with all relevant contract research contracts being transferred to the University effective this date.

As a consequence the results of this division for the year ended 30 June 2004 were limited to costs associated with this transfer and amounted to $18,000. There were no costs in the current year.

Litigation Settlement

Legal proceedings with various parties have been settled on mutually agreed terms. The terms of these agreements have not been disclosed due to confidentiality clauses. However, this Financial Report reflects the position of the Company post settlement.

4. Company's Performance

Earnings per Share	2005	2004
	$	$
Basic and diluted loss per share	(8.29) cents	(19.56) cents

Dividends

No dividends have been paid by the Company or recommended by the directors since the end of the financial year.

5. Nature of Operations and Principal Activities

The principal activities of the entities within the consolidated entity were process development and manufacture of protein and peptide therapeutics. There was no significant change in the nature of these activities during the year.

6. Significant Changes in the State of Affairs

Resignation of Administrators and Re-listing of the Company

As previously stated, on 11 October 2004, shareholders approved the issue of 51% of the issued capital of the Company to CBio Limited in return for a capital injection and a Convertible Note Facility. On 13 October 2004, the Administrators resigned their position and the Company was subsequently reinstated on the ASX on 14 December 2004.

7. Significant Events after the Balance Date

Issue and Conversion of Convertible Notes to Shares

Subsequent to the balance date 10,000,000 shares were issued to holders of convertible notes who exercised their rights to convert to shares under the Convertible Note deeds. Four of these convertible notes were issued after the balance date.

Details of all notes that were converted follow:

Note Holder	Value of Note	Date Issued	Date Converted	Conversion Rate per Share	Number of Shares Issued
M Monsour	$100,000	20 June 2005	2 August 2005	$0.05	2,000,000
M Monsour	$100,000	1 July 2005	2 August 2005	$0.05	2,000,000
Yarandi Pty Ltd	$100,000	19 July 2005	19 July 2005	$0.05	2,000,000
Yarandi Pty Ltd	$100,000	19 July 2005	19 July 2005	$0.05	2,000,000
M Monsour	$100,000	2 August 2005	2 August 2005	$0.05	2,000,000

Each of these notes had a coupon rate of 8% with interest accruing daily and payable monthly. The terms for the conversion rate per note was the higher of 5 cents per share and the rolling 3 month volume weighted average share price on the ASX prior to the date of conversion discounted by 20%. These notes were transferable.

On 15 August 2005, Adelaide-based venture and development capital firm Paragon Equity Ltd signed an agreement to invest $852,350 in BresaGen to acquire a 10% equity holding in the Company. The investment consists of an issue of 13.9 million shares in new equity. The issue of 10 million shares results from the purchase and conversion of five (5) convertible notes. These notes each have a face value of $100,000 and were approved by shareholders on 24 May 2005 to be placed with sophisticated investors at the higher of 5 cents or 3 month volume weighted average price. These notes were converted on the day of purchase at 5 cents per share. A further 3,915,000 shares were acquired at a price of $0.09 cents.

Paragon Equity Ltd has also been granted, subject to shareholder approval, 3,915,000 unlisted options at an exercise price of 12 cents and a 5 year expiry term.

8. Investments for Future Performance

The facility currently contains a 100L fermentor used for the production of the API's and clinical trial material. It is designed, however, to run a 500L fermentor. It is the intention of the Company to upgrade the production capacity as soon as committed long-term production contracts warrant this upgrade. This will increase the potential output of the plant five-fold and will significantly reduce direct material costs of production.

The Company has ordered fill line equipment that will enable BresaGen to exploit the current opportunity to provide Australian companies with an aseptic filling facility to service the increasing number of companies taking their products to clinical trials in Australia. This facility is expected to be commissioned and ready for use by early in the new calendar year. To assist with the funding of the fill line equipment plus ancillary equipment, BresaGen applied for a grant from the South Australian Government under the BioinnovationSA Commercial Infrastructure grant scheme. BresaGen has been awarded grant funding of $200,000 under this scheme.

9. Review of Financial Condition

Capital Structure

During the period 56,722,994 ordinary shares were issued to CBio Limited as part consideration in the restructure of the Company as approved at a shareholders meeting held on 11 October 2004. The value placed on this issue was 5.1 cents per share.

In addition a Convertible Note Facility was also approved at the shareholders meeting. A maximum of 34 notes can be issued by the Company to CBio Limited, each with an issue price of $100,000 (maximum limit of facility - $3.4 million). The maturity date for this facility is 5 years from the commencement of the Convertible Note Facility. Interest is payable by the Company on the face value of the notes issued at a rate of 8% pa. At the time of writing this report 12 notes had been issued under this facility.

As stated above, on 15 August 2005, Adelaide-based venture and development capital firm Paragon Equity Ltd signed an agreement to invest $852,350 in BresaGen to acquire a 10% equity holding in the Company. Please see above (Note 7) for further details of this transaction. These investment funds have now been received by the company.

10. Likely Developments and Expected Results

The Company expects to significantly increase revenues in both its API supply business and protEcol™ Services business. The Company is expected to move towards profitability in 2005/2006 financial year.

11. Remuneration Report

This report outlines the nature and amount of remuneration for directors and executives of the Company.

The performance of the Company depends upon the quality of its directors and executives. It is imperative that the Company attract and retain appropriately experienced and qualified directors and executives.

In accordance with best practice corporate governance, the structure of non-executive directors and executive management remuneration is separate and distinct.

<u>Non-executive Director remuneration:</u>
The board policy is to remunerate non-executive directors at a level that provides the Company with the ability to attract and retain directors with the experience and qualification appropriate to the development strategy of the Company's Intellectual Property.

The maximum aggregate amount of fees that can be paid to non-executive directors is subject to approval by shareholders at the Annual General Meeting. This was set at $350,000 pa by shareholders at the 2004 Annual General Meeting. Subsequent to this meeting Directors set individual directors fees as follows: Chairman's Fee $60,000 pa plus statutory superannuation. Non-executive directors' fees are $50,000 pa plus statutory superannuation. Based on the current Board Structure total fees paid on a yearly basis will be $110,000 plus statutory superannuation. Directors' fees are reviewed annually. The Chairman's remuneration package also includes 1.5 million options (see Note 28 of the financial report).

Non-executive directors' fees are not linked to the performance of the Company. However, to align directors interests with shareholder interests, the directors are encouraged to hold shares in the company and the directors are issued options to provide the necessary incentive to work and grow long-term shareholder value.

<u>Executive Director Remuneration:</u>
The board policy is to remunerate executive directors at a level which provides the Company with the ability to attract and retain executives with the experience and qualification appropriate to the development strategy of the Company's Intellectual Property.

The executive directors are Dr Wolf Hanisch (Managing Director) and Dr Meera Verma (Chief Operating Officer). Dr Hanisch is employed on a salary of $120,000 pa inclusive of statutory superannuation of $10,800. Dr Verma is employed on a salary of $180,000 pa inclusive of statutory superannuation of $16,200. The Company provides options to executive directors to provide the necessary incentive to work and grow long-term shareholder value.

Executive director's remuneration packages also include 1.5 million options (see Note 28 of the financial report)

<u>Company Executives:</u>
There were three specified executives who held executive positions during the financial year. These executives were Mr Jason Yeates (Chief Financial Officer), Dr Stan Bastiras (Chief Scientific Officer) and Dr Carol Senn (Production Manager). Mr Yeates is employed on a salary of $75,000pa inclusive of statutory superannuation of $6,193. Dr Bastiras is employed on a salary of $160,000pa inclusive of statutory superannuation of $13,212. Dr Senn is employed on a salary of $120,000pa inclusive of statutory superannuation of $9,908. The Company provides options to executives to provide the necessary incentive to work and grow long-term shareholder value.

The Company executives' remuneration packages also includes options as detailed in Note 28 of the financial report.

11. Remuneration Report (cont'd)

Employment Contracts

Dr Verma, Dr Bastiras and Dr Senn are employed under specific employment contracts which commenced on 8 October 2004. All three executives must work for a minimum of 2 years from the date of the termination of "Deed of Company Arrangement" (13 October 2004) unless employment is terminated by the company. After this period the executives may terminate their employment by giving 3 months written notice. The company may terminate these employment agreements by providing 6 months written notice or provide payment in lieu of the notice period.

The company may terminate the contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs the executives are only entitled to that portion of remuneration up to the date of termination.

Remuneration of Directors and Specified Executives of the Consolidated Entity

The names of persons who were directors of BresaGen Limited during the financial year ended 30 June 2005 were S Jones, W Hanisch, M Verma, R Mazzocchi and J Kucharcyk. Directors for 2004 were P Hart, J Harkness, J Smeaton, C Juttner, J Kucharczyk, and R Mazzocchi.

There was no remuneration paid to R Mazzocchi or J Kucharcyk during the administration period. Both R Mazzocchi and J Kucharcyk resigned from their directorships prior to the company emerging from administration.

Share Price Performance

The Company shares were suspended from trading at the start of the financial year as the company was under voluntary administration. The Company was re-instated on the Australian Stock Exchange on 14 December 2004. The closing share price for shares in the Company as at 30 June 2005 was 5.6 cents per share.

The remuneration of each director and senior decision makers of the Company during the year are as follows:

(a) Directors' Remuneration Summary:

2005	Primary		Post Employ - ment	Equity	Other Compensation		
Directors	Salary & Fees	Non – Monetary	Super – annuation	Value of Options *	Termin- ation	Insurance Premiums	Total
Non-Executive	$	$	$	$	$	$	$
Mr S Jones Chairman	60,956	-	5,000	120,000	-	-	185,956
Mr J Kucharcyk (resigned 10 October 2004)	-	-	-	-	-	-	-
Mr R Mazzocchi (resigned 10 October 2004)	-	-	-	-	-	-	-
Executive							
Dr W Hanisch Managing Director	89,596	-	-	120,000	-	-	209,596
Dr M Verma Chief Operating Officer	151,376	-	13,623	120,000	-	1,705	286,704
Total Remuneration Specified Directors	**301,928**	**-**	**18,623**	**360,000**	**-**	**1,705**	**682,256**

- The fair value of the options is estimated on the grant date using the Black Scholes option-pricing model calculated in accordance with AASB 1046. The market price on the date of grant (16 December 2004) was $0.11.

2004	Primary		Post Employ – ment	Equity	Other Compensation		
Directors	Salary & Fees	Non – Monetary	Super – annuation	Value of Options *	Termin- ation	Insurance Premiums	Total
Non-Executive	$	$	$	$	$	$	
Mr P Hart - Chairman (resigned as director 19/1/04)	34,385	-	2,787	-	-	-	37,172
Mr J Kucharcyk	17,731	-	-	-	-	-	17,731
Mr R Mazzocchi	17,891	-	-	-	-	-	17,891
Mr J Harkness (resigned as director 19/1/04)	17,285	-	1,301	-	-	-	18,586
Executive							
Mr J Smeaton Managing Director (ceased as director 20/5/04)	264,489	-	9,837	-	318,608	-	592,934
Mr C Juttner (resigned as director 19/1/04)	120,600	-	11,074	-	131,693	22,714	286,081
Total Remuneration Specified Directors	**472,381**	**-**	**24,999**	**-**	**450,301**	**22,714**	**970,395**

11. Remuneration Report (cont'd)

(a) Executives' Remuneration Summary

2005	Primary		Post Employ – ment	Equity	Other Compensation		
	Salary & Fees $	Non – Monetary $	Super – annuation $	Value of Options * $	Termin-ation $	Insurance Premiums $	Total
Specified Executives							
Mr J Yeates Chief Financial Officer	55,076	-	-	40,000	-	-	95,076
Dr S Bastiras Chief Scientific Officer	146,788	-	13,211	60,000	-	1,282	221,281
Dr C Senn Production Manager	106,236	3,855	9,908	60,000	-	2,061	182,060
Total Remuneration Specified Executives	**350,462**	**3,855**	**23,119**	**200,000**	**-**	**3,343**	**580,779**

2004	Primary		Post Employ – ment	Equity	Other Compensation		
	Salary & Fees $	Non – Monetary $	Super – annuation $	Value of Options* $	Termin-ation $	Insurance Premiums $	Total
Specified Executives							
Mr A Robins – CSO (BresaGen Inc until 28/6/04)	252,970	-	9,486	-	98,708	-	361,164
Dr M Verma - COO	123,250	-	11,093	-	-	1,374	135,717
Mr L Burns - CFO (resigned as employee 31/3/04)	109,780	6,957	7,194	-	-	424	124,355
Mr G LaFontaine Intellectual Property Manager (resigned 30/11/03)	32,505	4,658	2,881	-	58,874	191	99,109
Ms J Zanetti Business Development Manager (resigned 30/11/03)	50,151	-	3,716	-	70,000	-	123,867
Total Remuneration Specified Executives	**568,656**	**11,615**	**34,370**	**-**	**227,582**	**1,989**	**844,212**

- The fair value of the options is estimated on the grant date using the Black Scholes option-pricing model calculated in accordance with AASB 1046. The market price on the date of grant (30 May 2005) was $0.06.

Remuneration policy and Directors' and Executives' remuneration summary tables above have been audited.

(c) Equity Holdings of Directors and Specific Executives of the Company

2005 Directors	Held at 1 July 2004	Purchases	Received on exercise of options	Sales	Held at 30 June 2005
Dr M Verma	4,323	180,000	-	-	184,323
Dr W Hanisch	-	259,000	-	-	259,000
Mr S Jones	-	51,730	-	-	51,730
Specified Executives					
Mr J Yeates	-	-	-	-	-
Dr S Bastiras	-	-	-	-	-
Dr C Senn	-	-	-	-	-

2004 Directors	Held at 1 July 2003	Purchases	Received on exercise of options	Sales	Held at 30 June 2004
Mr J Kucharcyk	743,415	-	-	-	743,415
Mr R Mazzocchi	917,280	-	-	-	917,280
Mr P Hart	9,000	-	-		9,000
Mr J Harkness	-	-	-	-	-
Mr J Smeaton	45,500	-	-		45,500
Mr C Juttner	3,000	-	-		3,000
Specified Executives					
Mr A Robins	30,000	-	-	-	30,000
Dr M Verma	4,323	-	-	-	4,323
Mr L Burns	-	-	-	-	-
Mr G LaFontaine	-	-	-	-	-
Ms J Zannetti	-	-	-	-	-

(b) Other Transactions or Interests with the Company or its Related Bodies Corporate

No transactions outside of their normal responsibilities were conducted with the Company during the financial year.

12. Options

(a) Remuneration Options Granted during the year

Below is a summary of issued options in the company to directors:

2005	Number Granted	Grant Date	Value per Option	Exercise Price	First Exercise Date	Last Exercise Date	% of Remuneration
Directors							
Dr M Verma	1,500,000	16 Dec 04	$0.08	$0.12	16 Dec 05	16 Dec 09	42%
Dr Wolf Hanisch	1,500,000	16 Dec 04	$0.08	$0.12	16 Dec 05	16 Dec 09	57%
Mr S Jones	1,500,000	16 Dec 04	$0.08	$0.12	16 Dec 05	16 Dec 09	65%
Specified Executives							
Mr J Yeates	1,000,000	30 May 05	$0.04	$0.12	30 May 05	30 May 10	42%
Dr S Bastiras	1,500,000	30 May 05	$0.04	$0.12	30 May 05	30 May 10	27%
Dr C Senn	1,500,000	30 May 05	$0.04	$0.12	30 May 05	30 May 10	33%

(b) Option Holdings of Specified Directors and Specified Executives

2005	Held at 1 July 2004	Granted as Remuneration	Exercised	Other Changes*	Held at 30 June 2005	Vested and Exercisable at Year End
Directors						
Dr M Verma	175,000	1,500,000	-	-	1,500,000	1,675,000
Dr Wolf Hanisch	-	1,500,000	-	-	1,500,000	1,500,000
Mr S Jones	-	1,500,000	-	-	1,500,000	1,500,000

2004	Held at 1 July 2003	Granted as Remuneration	Exercised	Other Changes*	Held at 30 June 2004	Vested and Exercisable at 30 June 2004
Mr J Kucharcyk	36,661	-	-	-	36,661	-
Mr R Mazzocchi	45,121	-	-	-	45,121	-
Mr P Hart	25,000	-	-	(25,000)	-	-
Mr J Harkness	-	-	-	-	-	-
Mr J Smeaton	600,232	-	-	(350,232)	250,000	-
Mr C Juttner	160,415	-	-	(60,415)	100,000	-

2005	Held at 1 July 2004	Granted as Remuneration	Exercised	Other Changes*	Held at 30 June 2005	Vested and Exercisable at Year End
Specified Executives						
Mr J Yeates	-	1,000,000	-	-	1,000,000	1,000,000
Dr S Bastiras	74,306	1,500,000	-	-	1,574,306	1,540,000
Dr C Senn	71,766	1,500,000	-	-	1,571,766	1,540,000

2004	Held at 1 July 2003	Granted as Remuneration	Exercised	Other Changes*	Held at 30 June 2004	Vested and Exercisable at 30 June 2004
Mr A Robins	411,242	-	-	(161,242)	250,000	-
Dr M Verma	175,000	-	-	-	175,000	75,000
Mr L Burns	208,763	-	-	(108,763)	100,000	-
Mr G LaFontaine	28,219	-	-	(28,219)	-	-
Ms J Zannetti	50,000	-	-	(50,000)	-	-

* Other changes represent options that expired or were forfeited during the year. No options held by specified directors or executives were vested but not yet exercisable

13. Risk Management

The group takes a proactive approach to risk management. The Board is responsible for ensuring that risks and opportunities are identified on a timely basis and that the group's objectives and activities are aligned with the risks and opportunities identified.

The Board has not established a separate risk management committee as it considers matters of risk management should be addressed by all Board members. Any risk management issues are addressed at the Board meetings and actions are then discussed to address each issue.

14. Environmental Regulations

The Company complies with all environmental regulations applicable to its operations.

15. Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

16. Indemnification and Insurance of Directors and Officers

The Company currently does not insure the directors, company secretary and other executive staff for costs and expenses that may be incurred in defending any wrongful, but not willful, act, error or omission by the offices in their capacity as officers of the Company.

17. Proceedings on Behalf of the Company

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

The Company was not a party to any such proceedings during the year.

18. Directors Meetings Attended

There were 6 directors meetings held during the year. The number of meetings attended by each director were as follows:

	Number of Meetings eligible to attend	Number of Meetings attended
Mr Stephen Jones (Chairman)	6	6
Mr Wolf Hanisch	6	6
Dr Meera Verma	6	6
Mr Rudy Mazzocchi#	0	0
Mr John Kucharczyk#	0	0

* Reflects the number of meetings held during the reporting period after the directors' responsibilities were restored.

\# Mr Mazzocchi and Mr Kucharczyk were only in office during the period the Company was under Voluntary Administraion during which time there were no Directors' meetings held.

19. Auditor Independence and Non-Audit Services

Auditor Independence declaration

The Directors have received an auditor's independence declaration, which is attached on page 40 and forms part of this Directors' report.

Non-Audit Services

There were no non-audit services provided by Ernst & Young in the reporting period.

Signed in accordance with a resolution of the directors.

Mr Stephen Jones
Chairman
8 September 2005

Corporate Governance

Best practice recommendations of the ASX Corporate Governance Council have been applicable to the Company for the full year. It is, however, noted that the Company was under the control of the external administrator for the period 1 July to 13 October 2004. The current Board was established on 11 October 2004 and this report covers the period from 11 October 2004 to 30 June 2005.

Board Role:
The Board is responsible for the oversight of the Company, including its control and accountability systems, input and approval of corporate strategy and performance objectives, reviewing and approving systems of risk management, internal compliance and control and ensuring appropriate resources are available, monitoring senior managements performance and implementation of strategy and approving and monitoring financial and other reporting.

Board Composition:
The skills, experience and expertise relevant to the position of each director who is in office at the date of the annual report and their term of office are detailed in the directors' report.

The Board is currently comprised of four directors. Of these four directors only one is a non executive director (Dr Michael Monsour), and is determined by the board to be independent.

It is deemed that Mr Stephen Jones (Chairman) is not independent as he is the Chairman of CBio Limited, which controls 39.9% of the capital of the Company.

Dr Wolfgang Hanisch (MD) is also considered not to be an independent director due to his executive role in the Company and his role as CEO of CBio Ltd. Dr Meera Verma (COO) is not considered to be an independent director due to her executive role.

The Board is of the view that the Board's current composition serves the interests of shareholders for the following reasons:

- The Board was substantially restructured in October following the administration of the Company. Mr Stephen Jones and Dr Wolfgang Hanisch hold their roles due to the financial investment and line of credit that CBio provides.
- Both Mr Stephen Jones and Dr Wolfgang Hanisch have acknowledged that their current intentions are to be involved in the Company until it becomes self sustaining.
- After considering the needs of the Company at this time and procedures put in place, it is the view of the board that it is not in the interests of shareholders to change the current composition of the Board at this present time.
- Having regard to the size of CBio's interests and the absence of any other significant relationship between the companies, the board believes CBio's interests are independent of management and are aligned with those of shareholders.
- All directors have agreed not to participate in any decision in which they are conflicted. In the case of directors who are also directors of CBio this would apply where, in the view of the board, CBio's interests are, or could potentially be in conflict with those of other shareholders.

Independent directors have the right to seek independent professional advice at the Company's expense in the furtherance of their duties as directors. Written approval must be obtained from the Chairman prior to incurring any expense on behalf of the Company.

Nomination Committee:
During the period of the administration the Nomination Committee was dissolved. The current Board has elected not to establish a new nomination committee. The Board has formed the view, given its size and structure that it is more efficient for the board as a whole to deal with matters that would otherwise be dealt with by a nomination committee.

Trading Policy:
During the period of the administration, the previous trading policy was suspended. The current Board has implemented a new policy in relation to directors and employees trading in its securities and this is set by the Board. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the securities price.

Corporate Governance (cont'd)

Audit Committee:
During the period of the administration the Audit Committee was dissolved. The current Board has elected not to establish an audit committee. The Board has formed the view, given its size and structure that it is more efficient for the board as a whole to deal with matters that would otherwise be dealt with by an audit committee. The Board has, however, taken steps to safeguard the integrity of its financial reports.

- The Board reviews regular periodic management reports and has the opportunity to discuss these reports at regular board meetings.

- The Chairman discusses the annual financial report with the auditors in the absence of executive directors to provide an open and frank discussion of any issue or concern the auditors may have.

Risk Oversight and Management:
The Company is a biotechnology entity at the initial stages of growth. The investment risk profile of the Company is high and investments in this Company are considered speculative.

The Company does not have formal written policies on risk oversight and management. However, as a matter of practice, the board is responsible for risk oversight and management. Day to day responsibility is delegated to the MD, COO and CFO.

The MD, COO and CFO are responsible for
- Identification of risk;
- Monitoring risk;
- Communication of risk events to the board; and
- Responding to risk events, with board authority.

The Board defines risk to be any event that, if it occurs, will have a material impact on the ability of the Company to achieve its objectives. Risk is considered across the financial, operational and organisational aspects of the Company's affairs.

Given its early stage of development, the financial and organisational risks are considered low, as there are simple financial and organisational structures in place. Success of the Company is dependent upon successful growth in sales.

Performance Evaluation:
The Board has not conducted a formal annual performance review this financial year. A new Board was established just prior to the Company emerging from administration. As such it was not deemed appropriate to conduct a formal review at this time. The Board is aware that the success of the Company is dependent on the performance of the board and key executives as such the Chairman has regular contact with directors on an individual and group bases to discuss and revise the goals and objectives of the Company.

Remuneration Policies:
During the period of the administration the Remuneration Committee was dissolved. The current Board has elected not to establish a remuneration committee. The Board has formed the view, given its size and structure that it is more efficient for the board as a whole to deal with matters that would otherwise be dealt with by a remuneration committee.

The amount of remuneration paid to all directors and executives including all monetary and non-monetary components are detailed in the Directors' Report.

The Board expects that the remuneration structure implemented will result in the Company being able to attract and retain the best executives. The Company, with shareholder approval, has granted options over ordinary shares in the Company to directors and senior executives to ensure that directors, executives and shareholder interests are aligned. There are no schemes for retirement benefits other than statutory superannuation for non-executive directors.

Other Information:
Further information relating to the Company's corporate governance practices and policies has been made available on the Company's website.

BRESAGEN LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2005

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	The Company 2005 $'000	The Company 2004 $'000
Revenue from ordinary activities					
Revenue from sale of goods	2	**700**	721	**700**	359
Revenue from rendering services	2	**1,187**	1,614	**1,187**	1,614
License fees	2	**123**	51	**123**	51
Proceeds from sale of assets	2	**22**	-	**22**	-
Government grants	2	**-**	1,355	**-**	209
Interest income	2	**43**	140	**43**	736
Proceeds from disposal of controlled entity	2	**-**	6,783	**-**	6,783
Legal settlements	2	**900**	-	**900**	-
Other revenue from ordinary activities	2	**87**	106	**87**	106
Total revenue from ordinary activities		**3,062**	10,770	**3,062**	9,858
Expenses from ordinary activities					
Cost of sales		**256**	166	**256**	166
Cost of rendering services		**2,360**	1,286	**2,360**	1,286
Research & development expenditure					
- Contract research expenditure		**-**	24	**-**	24
- Government grants expenditure		**-**	360	**-**	360
- Other research expenditure		**-**	3,043	**-**	1,152
Write off of intellectual property		**221**	567	**221**	567
Amortisation of intellectual property		**42**	933	**42**	188
Selling & marketing expenditure		**150**	216	**150**	216
Borrowing costs		**424**	524	**424**	524
Administrators expenditure					
- Legal fees		**268**	827	**268**	827
- Administrators fees & expenses		**456**	545	**456**	545
Write off of receivable from controlled entity		**-**	-	**152**	10,742
Carrying amount of controlled entity disposed		**-**	6,359	**-**	-
Write down of investment in controlled entity		**4,769**	-	**4,769**	-
Write down of investment on other entity		**-**	2,014	**-**	2,014
Other corporate expenditure					
- recurring expenditure		**2,168**	3,773	**2,168**	2,626
- other administration expenses		**41**	791	**41**	791
Loss from ordinary activities before related income tax expense		**(8,093)**	(10,658)	**(8,245)**	(12,170)
Income tax relating to ordinary activities	3	**-**	-	**-**	-
Loss from ordinary activities after related income tax expense	16	**(8,093)**	(10,658)	**(8,245)**	(12,170)
Net loss attributable to members of the parent entity		**(8,093)**	(10,658)	**(8,245)**	(12,170)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of BresaGen Ltd		**(8,093)**	(10,658)	**(8,245)**	(12,170)
Basic loss per share (cents per share)	24	**(8.29)**	(19.56)		
Diluted loss per share (cents per share)		**(8.29)**	(19.56)		

The statements of financial performance are to be read in conjunction with the notes to the financial statements.

BRESAGEN LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2005

		Consolidated		The Company	
		2005	2004	**2005**	2004
	Note	**$'000**	$'000	**$'000**	$'000
Current Assets					
Cash assets	4	**1,309**	1,399	**1,309**	1,392
Receivables	5	**354**	124	**354**	124
Inventories	6	**-**	57	**-**	57
Total Current Assets		**1,663**	1,580	**1,663**	1,573
Non-Current Assets					
Receivables	5	**-**	-	**-**	158
Other financial assets	7	**-**	4,769	**-**	4,769
Property, plant and equipment	8	**10,622**	11,316	**10,622**	11,316
Intangible assets	9	**-**	263	**-**	263
Total Non-Current Assets		**10,622**	16,348	**10,622**	16,506
Total Assets		**12,285**	17,928	**12,285**	18,079
Current Liabilities					
Payables	10	**1,813**	2,540	**1,813**	2,540
Interest-bearing liabilities	11	**554**	382	**554**	382
Provisions	12	**359**	483	**359**	483
Total Current Liabilities		**2,726**	3,405	**2,726**	3,405
Non-Current Liabilities					
Interest-bearing liabilities	11	**7,178**	7,161	**7,178**	7,161
Provisions	12	**70**	59	**70**	59
Non interest-bearing liabilities	13	**6**	5	**6**	5
Total Non-Current Liabilities		**7,254**	7,225	**7,254**	7,225
Total Liabilities		**9,980**	10,630	**9,980**	10,630
Net Assets		**2,305**	7,298	**2,305**	7,449
Equity					
Contributed equity	14	**64,184**	61,084	**64,184**	61,084
Reserves	15	**-**	234	**-**	234
Accumulated losses	16	**(61,879)**	(54,020)	**(61,879)**	(53,869)
Total Equity		**2,305**	7,298	**2,305**	7,449

The statements of financial performance are to be read in conjunction with the notes to the financial statements.

BRESAGEN LIMITED AND CONTROLLED ENTITIES

STATEMENT OF CASHFLOWS

FOR THE YEAR ENDED 30 JUNE 2005

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	The Company 2005 $'000	The Company 2004 $'000
Cash flows from operating activities					
Cash receipts in the course of operations		**4,036**	4,651	**4,036**	3,516
Cash payments in the course of operations		**(7,288)**	(8,317)	**(7,288)**	(6,876)
Borrowing costs		**(635)**	(526)	**(635)**	(526)
Interest received		**35**	140	**35**	133
Net cash used in operating activities	25	**(3,852)**	(4,052)	**(3,852)**	(3,753)
Cash flows from investing activities					
Proceeds from sale of intellectual property		**18**	-	**18**	-
Payments for property, plant and equipment		**(123)**	(409)	**(123)**	(366)
Loans repaid by other entities		**7**	-	**14**	-
Net cash provided by/used in investing activities		**(98)**	(409)	**(91)**	(366)
Cash flows from financing activities					
Proceeds from issues of shares, options, etc		**3,100**	-	**3,100**	-
Proceeds from borrowings		**892**	-	**892**	-
Repayment of borrowings		**(132)**	-	**(132)**	-
Net cash provided by/used in financing activities		**3,860**	-	**3,860**	-
Net decrease in cash held		**(90)**	(4,461)	**(83)**	(4,119)
Cash at beginning of the financial year		**1,399**	5,860	**1,392**	5,511
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		**-**	-	**-**	-
Cash at end of the financial year	4	**1,309**	1,399	**1,309**	1,392

The statements of cash flows are to be read in conjunction with the notes to the financial statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies, which have been adopted in the preparation of the financial report, are:

(A) BASIS OF PREPARATION

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001 ('the Act').

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity, and except where there is a change in accounting policy, are consistent with those of the previous year.

Going Concern

The consolidated entity has incurred an operating loss after income tax of $8,093,000 for the year ended 30 June 2005 and has current liabilities in excess of its current assets.

The report has been prepared on a going concern basis. The directors believe that the going concern basis is appropriate due to the following factors:

(a) BresaGen Limited can rely on the Convertible Note Facility for future working capital needs and for required capital expenditure;

(b) the company has a strong history of capital raising; and

(c) in August 2005 BresaGen Limited raised an additional $852,350 by issuing 10% new equity in the company to Paragon Equity Limited; and

However, the success of future capital raising for BresaGen Limited will depend on the company generating future sales to enable the company to generate a profit and positive cash flows.

Should the company and consolidated entity not receive future funds, there is significant uncertainty as to whether the company and consolidated entity will be able to continue as a going concern and be able to pay their debts as and when they fall due. Accordingly, the company and consolidated entity may be required to extinguish liabilities other than in the ordinary course of business and at amounts different from those stated in the financial report.

This report does not include any adjustments relating to the recoverability or classification of recorded asset amounts or to the amounts or classification of liabilities that might be necessary should the company and consolidated entity not be able to continue as going concerns.

(B) PRINCIPLES OF CONSOLIDATION

Controlled Entities

The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date control ceases.

Associates

Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence and which are not intended for sale in the near future.

In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's equity accounted share of the associates' net profit or loss is recognised in the consolidated statement of financial performance from the date significant influence commences until the date significant influence ceases. Other movements in reserves are recognised directly in consolidated reserves.

Transactions Eliminated on Consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

Unrealised gains resulting from transactions with associates, including those belonging to contributors of non-monetary assets on establishment, are eliminated to the extent of the consolidated entity interest. Unrealised gains relating to associates are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(C) OPERATING REVENUE

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST) payable to the taxation authority.

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the sale of products and services. Sales revenue is recognised when goods or services are provided.

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial instrument.

Fee income derived from research and development contracts is recognised when specified milestones are achieved and the consolidated entity becomes entitled to the income under the terms of the relevant contract.

Contract research income and government research and development grant income is recognised as and when the relevant research expenditure is incurred. When the consolidated entity receives income in advance of incurring the relevant expenditure, it is treated as deferred income (Note 10) as the consolidated entity does not control the income until the relevant expenditure has been incurred.

License fees are recognized evenly over the life of the license.

(D) GOODS AND SERVICES TAX

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(E) FOREIGN CURRENCY

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at reporting date are translated at the rate of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account in the statement of financial performance as exchange gains or losses, in the financial year in which the exchange rates change.

(F) RESEARCH AND DEVELOPMENT COSTS

Internally generated research and development costs are expensed as incurred.

(G) TAXATION

The consolidated entity adopts the liability method of tax effect accounting.

Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt, or if relating to tax losses when realisation is virtually certain.

(H) RECEIVABLES

Trade debtors are carried at amounts due. The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts. Trade debtors are expected to be settled within 30 days.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(I) INVESTMENTS

Controlled Entities

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statements of financial performance when they are proposed by the consolidated entities.

Associated Companies

In the Company's financial statements, investments in associates are carried at the lower of cost and recoverable amount. In the consolidated financial statements, investments in associates are accounted for using equity accounting principles.

Other Entities

Investments in other unlisted entities are carried at the lower of cost and recoverable amount.

(J) INVENTORIES

Inventories are carried at the lower of cost and net realisable value.

Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing condition and location. In the case of manufactured inventories, cost includes an appropriate share of both variable and fixed costs. Fixed costs have been allocated on the basis of normal operating capacity.

Net realisable value is determined on the basis of the entity's normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

(K) PROPERTY, PLANT AND EQUIPMENT

Acquisition

Items of property, plant and equipment are recorded at cost, and depreciated as outlined below.

External costs incurred in the construction of the consolidated entity's building facility have been capitalised and recorded at cost.

Useful Lives

All assets, including intangibles, have limited useful lives and are depreciated using the straight line method over their estimated useful lives, taking into account estimated residual value, with the exception of freehold land. Assets are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.

Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only. Depreciation and amortisation are expensed.

The depreciation rates or useful lives for each class of assets are as follows:

Property, plant and equipment	2005	2004
Buildings	4%	4%
Plant and equipment	10%-33%	10%-33%
Computer equipment	20%-33%	20%-33%
Furniture and fittings	10%-20%	10%-20%

(L) LEASED ASSETS

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Payments made under operating leases are expensed on a straight line basis over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(M) INTANGIBLES

Intellectual property represents acquired biotechnological research and development and is carried at cost. In accordance with *UIG Abstract 44, Acquisition of in-process research and development*, acquired in-process research and development is recorded as an intangible asset when it is expected beyond reasonable doubt that it will lead to commercialisation and generate future economic benefit. This UIG has been applied to reporting periods ending on or after 1 July 2002.

Commercialised intellectual property that is generating revenue is amortised between 5 to 15 years.

Intellectual property that is yet to be commercialised is not amortised as it is not ready for use and generating revenue. It is carried forward as an asset as it is expected that it will lead to commercialisation and begin generating sales revenue. Patent costs are expensed as incurred.

(N) PAYABLES

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or consolidated entity. Trade accounts payable are normally settled within 60 days.

(O) EMPLOYEE BENEFITS

Wages, Salaries and Annual Leave

Liabilities for employee benefits for wages, salaries and annual leave represent present obligations resulting from employee's services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date. Including related on-costs, such as workers compensation insurance and payroll tax.

Long Service Leave

The amount provided for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made in connection with employees' services provided up to reporting date.

The provision is calculated using expected wage and salary rates, including related on-costs and expected settlement dates are based on turnover history and is discounted using the rates attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

Employee Option Schemes

Employees are entitled to participate in option schemes as described in the Directors' Report. No remuneration expense is recognised in respect of employee options issued.

(P) SUPERANNUATION FUND

The Company contributes to an approved employee superannuation fund at the rate of 9% of employees' gross salaries as directed by the Superannuation Guarantee legislation. Contributions are recognised as an expense against income as they are made.

(Q) DEFERRED INCOME

Under the terms of the consolidated entity's major research contracts and government grants, the consolidated entity does not control the income until it has incurred the relevant research expenditure. Revenue received in advance in relation to such agreements is deferred until the relevant research expenditure is incurred at which time the corresponding revenue is taken to the statement of financial performance.

(R) INTEREST BEARING LIABILITIES

Loans are recognised at their principal amount as received. Interest expense is accrued once the obligation to pay interest commences.

(S) NON -INTEREST BEARING LIABILITIES

Long-term non-interest bearing financial liabilities are discounted to their present value, based on the long term government bond rate, in the year the loans are received and the discount taken to the statement of financial performance. Each year a notional interest expense is charged against the statement of financial performance to accrue the loan to the face value payable in the future.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(T) USE AND REVISION OF ACCOUNTING ESTIMATES

The preparation of the financial report requires the making of estimations and assumptions that affect the recognised amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(U) ACQUISITION OF ASSETS

All assets acquired, including property, plant and equipment and intangibles other than goodwill, are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. When equity instruments are issued as consideration, their market prices at the date of acquisition are used as fair value, except where the notional price at which they could be placed in the market is a better indication of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

Expenditure, including that on internally generated assets other than research and development costs, is only recognised as an asset when the entity controls future economic benefits as a result of the costs incurred that are probable and can be measured reliably. Costs attributable to feasibility and alternative approach assessments are expenses as incurred.

(V) RECOVERABLE AMOUNTS OF NON-CURRENT ASSETS VALUED ON COST BASIS

The carrying amounts of non-current assets, valued on the cost basis, are reviewed to determine whether they are in excess of their recoverable amount at reporting date. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to the lower amount. The write-down is expensed in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

(W) BORROWING COSTS

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement for borrowings, finance charges in respect of finance leases and foreign exchange differences net of the effect of hedges of borrowings.

Interest payments in respect of financial instruments classified as liabilities are included in borrowing costs.

Ancillary costs incurred in connection with the arrangement of borrowings are netted against the relevant borrowings and amortised over their life.

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale. In these circumstances, borrowing costs are capitalised to the cost of the assets. Where funds are borrowed specifically for acquisition, construction or production of a qualifying asset, the capitalised amount of the borrowing costs include costs incurred in relation to that borrowing net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

(X) EARNINGS PER SHARE

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to members of the parent entity for the reporting period, after excluding any costs of servicing equity (other than ordinary shares and converting preference shares classified as ordinary shares for EPS calculation purposes), by the weighted average number of ordinary shares of the Company.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares.

2. OPERATING LOSS

	Consolidated		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Loss from ordinary activities has been arrived at after including:				
Revenue from operating activities				
Revenue from sale of goods	**700**	721	**700**	359
Revenue from rendering services	**1,187**	1,614	**1,187**	1,614
Interest from non-related entities	**43**	140	**43**	133
Government grants	**-**	1,355	**-**	209
Revenue from outside operating activities				
Legal settlements	**900**	-	**900**	-
License fees	**123**	51	**123**	51
Proceeds from sale of assets	**22**	-	**22**	-
Interest from related parties	**-**	-	**-**	603
Proceeds from disposal of controlled entity	**-**	6,783	**-**	6,783
Other income	**87**	106	**87**	106
	3,062	10,770	**3,062**	9,858
Operating Expenses				
Cost of goods sold	**256**	166	**256**	166
Amortisation of intellectual property	**42**	933	**42**	188
Write off of intellectual property	**221**	567	**221**	567
Write off of stock and work-in-progress	**-**	-	**-**	-
Depreciation of plant and equipment	**229**	378	**229**	300
Depreciation of buildings	**448**	446	**448**	446
Provision for employee benefits	**143**	163	**143**	163
Borrowing costs	**424**	524	**424**	524
Lease rental - occupancy leases	**-**	129	**-**	-
Contract services costs	**2,360**	1,286	**2,360**	1,286
Research & development costs	**-**	3,427	**-**	1,536
Superannuation contributions	**189**	-	**189**	-
Net foreign exchange loss	**8**	67	**8**	65
Costs associated with the administration of the company	**2,066**	4,969	**2,066**	4,031
Write off of receivable from controlled entity	**-**	-	**152**	10,742
Carrying amount of controlled entity disposed	**-**	6,359	**-**	-
Diminution in value of investment in other entity	**4,769**	2,014	**4,769**	2,014
	(8,093)	(10,658)	**(8,245)**	(12,170)

3. TAXATION

	Consolidated		The Company	
(a) Income Tax Expense				
Prima facie income tax expense/(benefit) calculated at 30% (2004: 30%) on profit/(loss) from ordinary activities	**(2,428)**	(3,197)	**(2,474)**	(3,651)
Increase in income tax expense due to non tax deductible items:				
Legal fees	**80**	281	**80**	281
Sundry items (including entertainment)	**1**	2	**1**	2
Amortisation and write off of intellectual property	**79**	450	**79**	227
Diminution in value of investment in controlled entity	**-**	-	**-**	1,792
Tax losses of non-resident controlled entity not carried forward as future income tax benefit	**-**	522	**-**	-
	(2,268)	(1,942)	**(2,314)**	(1,349)
Net future income tax benefit not brought to account	**1,998**	1,835	**2,044**	1,246
Adjustment to prior year tax losses brought forward	**270**	107	**270**	103
Income tax expense from ordinary activities	**-**	-	**-**	-

3. TAXATION (cont'd)

(b) Future income tax benefit not brought to account

The potential future income tax benefit in the consolidated entity arising from tax losses and timing differences has not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt:

	Consolidated		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Future income tax benefit on tax losses carried forward	**11,808**	9,668	**11,854**	8,936
Future income tax benefit on capital loss carried forward	**-**	272	**-**	272
Future income tax benefit on timing differences	**274**	439	**274**	439
	12,082	10,379	**12,128**	9,647

The amounts comprise the estimated future benefit at the applicable rate of 30% (2004: 30%), which represents the applicable tax rate at which the benefit may be utilised.

The potential future income tax benefit will only be obtained if:

(i) the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;

(ii) the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant company and/or the consolidated entity in realising the benefit.

4. CASH

Cash at bank and on hand	**1,124**	1,279	**1,124**	1,272
Bank short term deposits and commercial bills	**185**	120	**185**	120
	1,309	1,399	**1,309**	1,392

The bank short term deposits pay interest at a weighted average rate of 5.5% (2004: 4.5%) at 30 June 2005.

5. RECEIVABLES

Current				
Trade debtors	**382**	74	**382**	74
Provision for doubtful debts	**(34)**	(5)	**(34)**	(5)
	348	69	**348**	69
Other debtors	**6**	55	**6**	55
	354	124	**354**	124
Non-Current				
Loans to controlled entities				
- Generipharm Inc (Note 22)	**-**	-	**-**	158

During 2004 the Company established a United States registered corporation, Generipharm Inc, to which it advanced $US104,500 for operational expenses. The loan was repayable at call with interest set at 6% pa. During the current reporting period this loan was written off as non-collectible.

6. INVENTORIES

Work in progress at cost	**-**	27	**-**	27
Finished goods at cost	**-**	30	**-**	30
	-	57	**-**	57

7. INVESTMENTS (NON-CURRENT)

	Consolidated		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Investments in other entities – at cost	**-**	4,769	**-**	4,769
Investments in Controlled Entities – at cost	**-**	-	**-**	1,785
Provision for diminution in value	**-**	-	**-**	(1,785)
	-	4,769	**-**	4,769

On 28 June 2004 BresaGen Inc a 100% subsidiary of the Company was merged with Cythera Inc, a United States incorporated company. As consideration for this merger the Company acquired shares valued at $6.8 million, thereby obtaining a 39% shareholding of the merged entity. This shareholding had been written down to $4.8 million in the previous reporting period. Further to the original merger, Cythera Inc announced it had undertaken a merger with Novocell Inc, another United States incorporated company, resulting in the Company currently holding 9.76% of the newly merged entity.

Novocell Inc. has significant uncertainty about its future viability. The directors of the Company decided, due to the uncertainty of deriving future economic benefits from this investment, to write-off this investment in the reporting period.

The Company believes it does not exercise significant influence or control over the entity that would cause them to be considered an associate.

8. PROPERTY, PLANT AND EQUIPMENT

Land – at cost	**600**	600	**600**	600
Buildings - at cost	**9,960**	10,034	**9,960**	10,034
Provision for depreciation	**(976)**	(528)	**(976)**	(528)
	9,584	10,106	**9,584**	10,106
Plant and equipment – at cost	**3,033**	2,975	**3,033**	2,975
Provision for depreciation	**(1,994)**	(1,765)	**(1,994)**	(1,765)
	1,038	1,210	**1,038**	1,210
Total property, plant and equipment - Net book value	**10,622**	11,316	**10,622**	11,316

The land and buildings are funded by the Deferred Purchase Agreement with the State Government of South Australia as disclosed in Note 11. Title of the land and building is retained by the State Government of South Australia and passes to the Company on repayment of the loan.

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

Freehold land				
Carrying amount at beginning of year	**600**	600	**600**	600
Carrying amount at end of year	**600**	600	**600**	600
Buildings				
Carrying amount at beginning of year	**9,506**	9,689	**9,506**	9,689
Additions	**-**	263	**-**	263
Disposals	**(74)**	-	**(74)**	-
Depreciation	**(448)**	(446)	**(448)**	(446)
Carrying amount at end of year	**8,984**	9,506	**8,984**	9,506
Plant and equipment				
Carrying amount at beginning of year	**1,210**	1,806	**1,210**	1,490
Additions	**72**	146	**72**	103
Disposals	**(15)**	(364)	**(15)**	(83)
Depreciation	**(229)**	(378)	**(229)**	(300)
Carrying amount at end of year	**1,038**	1,210	**1,038**	1,210

9. INTANGIBLES

	Consolidated		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Commercialised intellectual property – at cost	**263**	1,780	**263**	1,780
Provision for amortisation	**(42)**	(950)	**(42)**	(950)
Write down of intellectual property	**(221)**	(567)	**(221)**	(567)
Total intellectual property	-	263	-	263
Movement of intellectual property				
Commercialised intellectual property				
Carrying amount at beginning of year	**263**	8,465	**263**	1,018
Amortisation	**(42)**	(933)	**(42)**	(188)
Write down	**(221)**	(567)	**(221)**	(567)
Disposal	-	(6,702)	-	-
Carrying amount at end of year	-	263	-	263

In accordance with Accounting Policy 1(M) the carrying value of the intellectual property is supported by a discounted cash flow analysis prepared by Management. Based on this analysis the Company has written off $221,000 of the value of the intellectual property due to the uncertainty associated with deriving future economic benefits from the assets.

10. PAYABLES (CURRENT)

Trade creditors	**69**	1,418	**69**	1,418
Other creditors and accruals	**1,030**	1,122	**1,030**	1,122
Amount payable to related entity	**400**	-	**400**	-
Deferred income	**314**	-	**314**	-
	1,813	2,540	**1,813**	2,540

11. INTEREST BEARING LIABILITIES

Current				
Long term loan – secured (i)	**554**	382	**554**	382
Non-Current				
Long term loan – secured (i)	**7,078**	7,161	**7,078**	7,161
Long term loan – Dr M Monsour (ii)	**100**	-	**100**	-
	7,178	7,161	**7,178**	7,161

(i) On 18 March 2002, the Company entered into a loan agreement with the State Government of South Australia to provide finance for the construction of a new building and production facility. The term of this loan is 10 years while the security for this loan is a charge over the land and building.

(ii) On 1 June 2005 the company issued a convertible note to Dr M Monsour. This note has a value of $100,000. The note has a coupon rate of 8% with interest accruing daily and payable monthly. This note was converted to equity on 2 August 2005. The terms for the conversion rate per note was the higher of 5 cents per share and the rolling 3 month volume weighted average share price on the ASX prior to the date of conversion discounted by 20%.

12. PROVISIONS

Current				
Employee benefits				
- annual leave	**120**	171	**120**	171
- long service leave	**239**	312	**239**	312
	359	483	**359**	483
Non-Current				
Employee benefits				
- long service leave	**70**	59	**70**	59
Total Employee Benefits	**429**	542	**429**	542

13. NON INTEREST BEARING LIABILITES (NON-CURRENT)

Non-Interest bearing				
Unsecured long term loans	**6**	5	**6**	5

14. CONTRIBUTED EQUITY

	Consolidated		The Company	
	2005	2004	**2005**	2004
Issued and paid up	**$'000**	$'000	**$'000**	$'000
Ordinary shares, fully paid 115,221,557 (2004: 54,498,560)	**64,184**	61,084	**64,184**	61,084
(a) Ordinary shares				
Movements in ordinary share capital				
Balance at the beginning of the financial year	**61,084**	61,084	**61,084**	61,084
Shares Issued				
56,722,994 shares issued to CBio Ltd (i)	**2,900**	-	**2,900**	-
4,000,000 shares issued to ATIF (ii)	**200**	-	**200**	-
Balance at the end of the financial year	**64,184**	61,084	**64,184**	61,084

In the event of winding up of the Company ordinary shareholders rank after creditors and after payment of all liabilities.

Notes:

(i) On 11 October 2004, shareholders approved the issue of 51% of the issued capital of the Company (56,722,994 ordinary shares) to CBio Ltd in return for a capital injection of $2.9 million and the provision of a Convertible Note Facility with a value up to $3.4 million.

(ii) On 6 December 2004 the secured Convertible Note Facility with CBio was amended where Australian Technology Innovation Fund Limited (ATIF) assumed obligations under the facility to the extent of $900,000. Subsequently the Company called upon 2 notes ($200,000) provided under the facility. Immediately upon the issue of the notes ATIF exercised their right and converted the notes into 4,000,000 shares.

(b) Options

The number of unissued ordinary shares for which options are outstanding at 30 June 2005 is 13,183,650 (2004: 3,683,650) comprising:

	Exercise Price $	2005 000	2004 000
Employee options (i)	$0.10 to $1.50	11,034	1,534
Consultant options (ii)	$0.30	100	100
Consultant options (iii)	$0.31	50	50
Options due on or before 8 November 2005 (iv)	1.50	2,000	2,000
		13,184	3,684

As at 30 June 2005 the Company's share price was 0.056 cents. On 20 January 2004 the Company's shares were suspended from trading and they continued to be suspended from trading until 11 October 2004 (30 June 2004: suspended).

Notes:

(i) An analysis of employee options outstanding is disclosed in Note 27 of this report.

(ii) On 30 May 2003 a consultant to the Company was issued 100,000 options as part of the terms of the consultancy agreement. The key terms of the option plan are as follows:
Exercise Price: $0.30
Exercise Period: One-third anytime after the first anniversary of the execution of the Consultancy Agreement, one-third anytime after the second anniversary and the remaining third anytime after the third anniversary. The options lapse on the fifth anniversary of issue of the options.

(iii) On 31 August 2003 a consultant to the Company was issued 50,000 options as part of the terms of the consultancy agreement. The key terms of the option plan are as follows:
Exercise Price: $0.31
Exercise Period: One-third anytime after the first anniversary of the execution of the Consultancy Agreement, one-third anytime after the second anniversary and the remaining third anytime after the third anniversary. The options lapse on the fifth anniversary of issue of the options.

(iv) On 9 November 2000 as part of the merger of CytoGenesis Inc existing CytoGenesis Inc shareholders were granted options over 2,000,000 unissued ordinary shares of the holding Company which expire on 8 November 2005. The exercise terms and price are the same as those set out in Note 27 for the Management Option Plan.

15. RESERVES

	Consolidated 2005 $'000	Consolidated 2004 $'000	The Company 2005 $'000	The Company 2004 $'000
Movements in Reserve				
Options Reserve	**234**	234	**234**	234
Transfer to Accumulated Losses	**(234)**	-	**(234)**	-
Balance at the beginning and end of the year	-	234	-	234

16. ACCUMULATED LOSSES

	Consolidated 2005 $'000	Consolidated 2004 $'000	The Company 2005 $'000	The Company 2004 $'000
Accumulated losses at beginning of year	**(54,020)**	(43,362)	**(53,868)**	(41,699)
Transfer from Options Reserve	**234**	-	**234**	-
Net loss attributable to members of the parent entity	**(8,093)**	(10,658)	**(8,245)**	(12,170)
Accumulated losses at end of year	**(61,879)**	(54,020)	**(61,879)**	(53,868)

17. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(i) Interest rate risk

Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

2005

	Note	Weighted Average Interest Rate	Floating Interest Rate $'000	Fixed interest maturing in: 1 year or less $'000	Over 1 to 5 years $'000	Non-interest Bearing $'000	Total $'000
Financial Assets							
Cash	4	1.38%	1,123	185	-	1	1,309
Receivables	5	-	-	-	-	354	354
			1,123	185	-	355	1,663
Financial Liabilities							
Payables	10	-	-	-	-	1,813	1,813
Interest bearing liabilities	11	7.47%	7,732	-	-	-	7,732
Non-interest bearing liabilities	13	-	-	-	-	6	6
			7,732	-	-	1,819	9,551

2004

	Note	Weighted Average Interest Rate	Floating Interest Rate $'000	Fixed interest maturing in: 1 year or less $'000	Over 1 to 5 years $'000	Non-interest Bearing $'000	Total $'000
Financial Assets							
Cash	4	3.22%	1,278	120	-	1	1,399
Receivables	5	-	-	-	-	124	124
			1,278	120	-	125	1,523
Financial Liabilities							
Payables	10	-	-	-	-	2,540	2,540
Interest bearing liabilities	11	7.47%	7,543	-	-	-	7,543
Non-interest bearing liabilities	13	-	-	-	-	5	5
			7,543	-	-	2,545	10,088

(ii) Foreign exchange risk

The consolidated entity does not have any holdings of foreign currency (principally US dollars) which are available to offset risks associated with purchase commitments denominated in foreign currencies.

The consolidated entity may enter into forward exchange contracts to hedge certain funding requirements denominated in foreign currencies (principally US dollars). The terms of these commitments are rarely more than six months. As at 30 June 2005 there were no forward exchange contracts outstanding (2004: nil). There was no unrealised loss at 30 June 2005 (2004: nil).

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates, are as follows:

17. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (cont'd)

	Consolidated		The Company	
	2005	2004	**2005**	2004
United States dollars	**$'000**	$'000	**$'000**	$'000
Amounts payable				
Current	-	-	-	-
Amounts receivable				
Current	-	-	-	158

(iii) Credit risk exposures

Credit risk represents the loss that would be recognised if counter parties failed to perform as contracted.

Recognised FinancialInstruments

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the statement of financial position, is the carrying amount, net of any provision for doubtful debts.

Concentration of credit risk on trade debtors exists in respect of the consolidated entities protEcol™ Services contract manufacturing business within the Protein Pharmaceuticals business segment.

The consolidated entity minimises concentrations of credit risk in its sales of products by undertaking transactions with a large number of customers.

Unrecognised Financial Instruments

The consolidated entity does not have any unrecognised financial instruments as at 30 June 2005.

(iv) Net fair values of financial assets and liabilities

Valuation approach

Net fair values of financial assets and liabilities are determined by the consolidated entity on the following bases.

Recognised Financial Instruments

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers (reduced for expected credit losses) or due to suppliers. Cash flows are discounted using standard valuation techniques at the applicable on market yield, having regard to the timing of cash flows. The carrying amounts of receivables, creditors and accruals, employee benefits and deferred income approximate net fair value.

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	Carrying amount		Net fair value	
	2005	2004	**2005**	2004
Financial assets	**$'000**	$'000	**$'000**	$'000
Cash	**1,309**	1,399	**1,309**	1,399
Receivables	**354**	124	**354**	124
Financial liabilities				
Payables	**1,499**	2,540	**1,499**	2,540
Deferred income	**314**	-	**314**	-
Interest bearing loans	**7,732**	7,543	**7,732**	7,543
Non-interest bearing loans	**6**	5	**6**	5

All financial assets and liabilities are not readily traded on organised markets in a standardised form.

18. COMMITMENTS

(i) Superannuation Commitments

The Company and its controlled entities contribute to a standard employer sponsored defined contribution superannuation fund. Employee contributions are based on various percentages of their gross salaries to provide benefit for employees and their dependents on retirement, disability or death.

(ii) Capital Expenditure Commitments

Contracted but not provided for and payable not later than one year.	**197**	-	**197**	-

(iii) Finance Lease Commitments

The Company has no finance lease commitments as at 30 June 2005 (2004: nil).

(iv) Operating Lease Commitments

The consolidated entity as at reporting date has no operating lease commitments.

19. CONTINGENT LIABILITIES

In respect of related bodies corporate:

Pursuant to an ASIC Class Order 98/1418 dated 13 August 1998, (as amended), relief was granted to the wholly owned subsidiaries listed below from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports.

It is a condition of the Class Order that the Company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

The subsidiaries subject to the Deed are:

Metrotec Pty Ltd
BresaGen Investments Pty Ltd

The consolidated statement of financial performance and consolidated statement of financial position comprising the Company and subsidiaries which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee at 30 June 2005, is reflected by the holding company's statement of financial performance and statement of financial position.

In respect of business undertakings:

BresaGen Inc
As a factor of the merger between BresaGen Inc and Cythera Inc., the Company may be required to fund an additional US$70,000. This translates to AUS$91,924 as at 30 June 2005.

Minnesota Licence Technology
The Company understands that it may be liable for outstanding licence payments associated with a catheter patent. As at 30 June 2005 an estimate of the amount is not possible. As at the date of this report no claim has been presented to the Company.

20. CONTROLLED ENTITITES

(a) Particulars in relation to controlled entities

	Class of Share	Economic Entity Interest	
BresaGen Limited		**2005**	2004
Controlled Entities		**%**	%
Metrotec Pty Ltd	Ordinary	**100**	100
BresaGen Investments Pty Ltd *	Ordinary	**100**	100
BresaGen Transgenics Pty Ltd	Ordinary	**100**	100
Generipharm Inc	Ordinary	**100**	100

* Includes 169,250 preference shares in BresaGen Investments Pty Ltd held by BresaGen Limited.

All controlled entities except Generipharm Inc were incorporated in Australia. Generipharm Inc was incorporated in USA.

(b) Acquisition/disposal of controlled entities

Acquisition of entities

In September 2003 the Company established Generipharm Inc a wholly owned subsidiary incorporated in the United States. Generipharm subsequently acquired the rights to the Xeriject drug delivery technology for $US100,000.

This entity was established as part of the Company's efforts to raise finance in the US with the assistance of Caymus Partners. BresaGen Limited had intended to transfer its Protein Pharmaceutical business into Generipharm on the successful completion of this Caymus Partners led financing. No other entities were disposed of in establishing the new entity nor any operations closed. As this was a newly incorporated entity no assets or liabilities of any other entity were acquired.

Name	Date acquired	Consolidated entity's interest	Consideration	Contribution to consolidated net loss
Generipharm Inc	1 September 2003	100%	$746	($0)

20. CONTROLLED ENTITITES (cont'd)

Disposal of entities	Consolidated		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Consideration (shares)	-	6,783	-	6,783
Carrying amount of disposal	-	6,359	-	-
Profit on disposal	-	424	-	6,783
Net assets of entities disposed of				
Cash	-	101	-	-
Receivables	-	183	-	-
Property, Plant & Equipment	-	281	-	-
Intangibles	-	6,218	-	-
Trade Creditors	-	(209)	-	-
Other Payables	-	(215)	-	-
	-	6,359	-	-
	%	%	%	%
Interest held after disposal	-	-	-	-

BresaGen Inc, a 100% subsidiary of the Company, was disposed on 28 June 2004 to Cythera for $6,783,000 being 3,149,185 shares in Cythera or 30% of the capital of Cythera. As the shares in Cythera are not publicly traded the valuation was arrived at after taking due consideration of Cythera's ability to raise capital and at what price that capital is raised.

Subsequent to the sale Equity and Advisory, who were engaged to prepare an independent experts report on the CBio offer, valued the shares within a range between $US880,000 to $US3.3 million. Accordingly the value of the investment in Cythera had been written down to reflect a valuation of $4.8 million (Australian dollars) based on $US3.3 million at the prevailing exchange rate in the previous reporting period. Cythera subsequently merged with another company, Novocell Inc. As a result of that merger the Company holds 9.763% of 34,020,142, $1.00, shares in the new entity.

The Directors of the Company decided, due to the uncertainty of deriving future economic benefits from this investment, to write-off this investment in the reporting period.

The consolidated entity did not gain nor lose control over any other entities in the prior corresponding period.

21. INVESTMENTS IN ASSOCIATED COMPANIES

BresaGen Xenograft Marketing Pty Ltd

BresaGen Xenograft Marketing Pty Ltd (the associated company) is responsible for marketing the applications of the Xenograft Syndicate Technology in both the research and commercialisation periods. The Company had 50% ownership of the associated company. The equity accounted value of the investment had been reduced to zero because the Company's share of accumulated losses exceeds the historical cost of the investment.

In October 2003 the Company signed an agreement to transfer its interest in BresaGen Xenograft Marketing Pty Ltd to St Vincent Hospital. Despite the agreement the Company is yet to transfer the shares. The Company believes it now has no formal association in BresaGen Xenograft Marketing Pty Ltd.

22. RELATED PARTIES

a) Wholly Owned Group

Details of interests in wholly owned controlled entities are set out at Note 20. Details of dealings with these entities are set out below:

Transactions

The aggregate amounts included in the loss from ordinary activities before income tax expense that resulted from transactions with wholly owned controlled entities are:

Interest revenue	-	-	-	603

Loans

The loan to BresaGen Inc was repayable at call. Interest was charged monthly at the agreed rate of 6.00% pa on the outstanding balance. As part of the agreement of the merger of BresaGen Inc and Cythera the loan, totalling $10,742,906 (as at 28 June 2004), made by the Company to the subsidiary was written off.

22. RELATED PARTIES (cont'd)

Balances of Entities within the wholly-Owned Group

The aggregate amounts receivable from and payable to wholly-owned controlled entities by the Company at balance date:

	Consolidated		The Company	
	2005	2004	**2005**	2004
Receivables	**$'000**	$'000	**$'000**	$'000
Non-current			-	158

During the current reporting period this loan was written off as non-collectible due to the significant uncertainty of any future economic benefits to be derived by Generipharm Inc.

(b) Controlling Entity

The controlling entity of the Company as at the reporting date was CBio Ltd. CBio Ltd owned 48.14% of issued capital of the Company as at 30 June 2005.

Transactions

The aggregate amounts included in the loss from ordinary activities before income tax expenses that resulted from transactions with the controlling entity are:

Revenues from rendering services	**405**	-	**405**	-

Loans

CBio Ltd provided a loan to the Company on 28 June 2005 in the sum of $400,000. This loan was a no interest, unsecured, short term loan repayable by 31 July 2005. The loan repayment period was extended for a further month. This loan was repaid within the amended terms.

Balances of controlling entity

The aggregate amounts receivable from and payable to the controlling entity by the Company at balance date:

Payables				
Current			**418**	-

23. AUDITORS' REMUNERATION

Amounts received or due and receivable by the auditors of the Company for:				
- audit services	**45,000**	55,000	**45,000**	55,000
Other services				
- taxation services	-	8,560	-	8,560
- other assurance services	-	1,200	-	1,200
Total	**45,000**	64,760	**45,000**	64,760

24. EARNINGS PER SHARE

The net loss shown as per the statement of financial performance of $8,203,890 (2004:$10,658,000) has been used to calculate basic and diluted earnings per share for the company.

The Company has only one class of ordinary shares with no variation in the entitlement to dividends.

The 13,183,650 (2004: 3,683,650) options outstanding have not been included as potential ordinary shares used in the calculation of diluted earnings per share as based on conditions at 30 June 2005, it is not probable that options will be exercised at any time in the near future.

	2005	2004
Weighted average number of potential ordinary shares used in the calculation of basic and diluted earnings per share	**97,627,731**	54,498,560

25. NOTES TO THE STATEMENTS OF CASH FLOWS

(i) Reconciliation of Cash

For the purpose of the Statements of Cash Flows, cash includes cash on hand and at bank and deposits at call. Cash as at the end of the financial year as shown in the Statements of Cash Flows is as per the disclosure in the Statement of Financial Position and Note 4.

25. NOTES TO THE STATEMENTS OF CASH FLOWS (cont'd)

(ii) Reconciliation of Operating Profit after Income Tax to Net Cash Provided by Operating Activities

	Consolidated		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Operating loss after income tax	**(8,093)**	(10,658)	**(8,245)**	(12,170)
Add/(less) items classified as investing/financing activities:				
• Profit on disposal of non-current assets	**(15)**	364	**(15)**	83
• Write down of investment in controlled entity	**4,769**	-	**4,769**	-
• Investment in other entity in lieu of cash	-	(6,783)	-	(6,783)
• Diminution in value of investment in other entity	-	2,014	-	2,014
Add/(less) non-cash items:				
• Amortisation of intellectual property	**42**	933	**42**	188
• Disposal of intangibles	-	6,361	-	-
• Write off of loan to employee on disposal of controlled entity	-	139	-	-
• Write off of intangibles	**221**	567	**221**	567
• Provision for doubtful debts	**28**	-	**28**	-
• Depreciation	**677**	824	**677**	746
• Write off of debt in associate	-	4	-	4
• Write off of debt in controlled entity	-	-	**152**	10,742
Net cash used in operating activities before change in assets and liabilities	**(2,371)**	(6,235)	**(2,371)**	(4,609)
Change in assets and liabilities during the financial year adjusted for effects of purchase and disposal of controlled entities during the financial year:				
(Increase)/decrease in inventories	**57**	126	**57**	126
(Increase)/decrease in prepayments	**(1)**	68	**(1)**	49
(Increase)/decrease in trade debtors	**(279)**	368	**(279)**	368
(Increase)/decrease in other debtors	**51**	453	**51**	317
(Increase)/decrease in other loans	-	32	-	-
(Increase)/decrease in loan to controlled entity	-	-	-	(1,084)
(Increase)/decrease in intellectual property	-	341	-	-
(Decrease)/increase in deferred income	**314**	(113)	**314**	(113)
(Decrease)/increase in trade creditors	**(1,349)**	978	**(1,349)**	1,188
(Decrease)/increase in other creditors	**(162)**	167	**(162)**	242
(Decrease)/increase in employee provisions	**(112)**	(237)	**(112)**	(237)
Net cash used in operating activities	**(3,852)**	(4,052)	**(3,852)**	(3,753)

26. FINANCING ARRANGEMENTS

The consolidated entity has access to the following lines of credit:

Total facilities available:				
Autopay facility	-	185	-	185
Long term loan	**7,732**	8,024	**7,732**	8,024
	7,732	8,209	**7,732**	8,209
Facilities utilised at balance date:				
Long term loan - LMC	**7,632**	7,543	**7,632**	7,543
Long term loan – convertible loan[(i)]	**100**	-	**100**	-
	7,732	7,543	**7,732**	7,543
Facilities not utilised at balance:				
Autopay facility[(ii)]	-	185	-	185
Long term loan	-	481	-	481
	-	666	-	666

26. FINANCING ARRANGEMENTS (cont'd)

(i) A convertible note was issued to M Monsour on 1 June 2005. This non-transferable note has a face value of $100,000, a 5 year maturity date and a coupon rate of 8%. This note was converted to equity on 2 August 2005.
(ii) The Autopay facilities described above were secured by a letter of acknowledgment by the Company that any monies that become owing or payable to the Company's bankers, from the use of those facilities, may be applied against deposits at call held with the bank totalling $185,000 as at 30 June 2004. This facility was cancelled in October 2004 when the Company commenced in-house payroll processing. The Company Credit Card facilities have been cancelled.

27. EMPLOYEE BENEFITS

Aggregate liability for employee benefits including on-costs are disclosed in Note 12 to these accounts.

Number of employees	**Consolidated**		**The Company**	
	2005	2004	**2005**	2004
Number of employees at year end	**38**	23	**38**	23

Employee share options schemes
Summary of movement of options over unissued ordinary shares

	Employee	**Non-employee**	**Total**
Balance at 30 June 2003	**2,875,218**	**2,100,000**	**4,975,218**
Granted	-	50,000	50,000
Exercised	-	-	-
Cancelled/lapsed	(1,341,568)	-	(1,341,568)
Balance at 30 June 2004	**1,533,650**	**2,150,000**	**3,683,650**
Granted	9,500,000		9,500,00
Exercised	-	-	-
Cancelled/lapsed	-	-	-
Balance at 30 June 2005	**11,033,650**	**2,150,000**	**13,183,650**

No options were exercised during the period accordingly no fair value disclosure of options exercised is required. The details of the options granted during the period are set out in the table on the following page.

BresaGen Employee Options Incentive Plan implemented 24 June 1999, amended 5 October 2002

The details of the plan were included in the Company's initial Prospectus dated 23 July 1999, and amended 5 October 2002.

Eligibility: To be eligible to participate in the Plan the person must be:

- a full time or part time employee of the Company and have been an employee for not less than 12 months (or such shorter period as the directors may determine); or
- be a Director of a BresaGen Limited related company.

Exercise Period: An optionholder may exercise any employee option during the exercise period specified for that employee option.

Lapse of Options: Employee options lapse on the date on which the optionholder ceases to be an eligible employee for any reason other than death, retirement or disability.

Generally options provided to employees from October 1999 vest over three years beginning 12 months from date of issue.

The US BresaGen Employee Options Incentive plan approved 5 October 2002.

The details of the plan were issued in the Company's Notice of Annual General Meeting for the 21 November 2002 Annual General Meeting.

Eligibility: To be eligible to participate in the Plan the person must be:

- a full time or part time employee of the Company and has been an employee for not less than 12 months (or such shorter period as the directors may determine) who reside in the United States at the time the options are granted; or
- be a Director of a BresaGen Limited company.

Exercise Price: The exercise price of any option is the amount determined by the directors, however the exercise price must be less than 100% of the Fair Market Value of a share on the date on which the option is granted or 110% of the Fair Market Value if at the time the option is granted, the Eligible Person owns directly or indirectly more than 10% of the total combined voting power of all classes of securities of the Company, or parent or any subsidiary of the Company.

27. EMPLOYEE BENEFITS (cont'd)

Exercise Period: An optionholder may exercise any employee option during the exercise period specified for that employee option, however, the exercise period must not exceed 10 years from the date the option was granted, or 5 years if the Eligible Person owns directly or indirectly 10% of the total combined voting power of all classes of securities of the Company, or any parent of subsidiary of the Company.

Lapse of Options: Employee options lapse on the date on which the optionholder ceases to be an eligible employee for any reason other than death, retirement or disability.

Generally options provided to employees vest over three years beginning 12 months from date of issue.

Employee Options Incentive Plan pre 24 June 1999

This plan was in place prior to the listing of the Company in September 1999. The details of the plan were included in the Company's prospectus dated 23 July 1999.

BresaGen issued 2,467,084 options pursuant to the previous Employee Options Incentive Plan. The terms of the previous Plan are substantially the same as those of the current Plan, except for the following points:

Exercise Price: The minimum exercise price under the previous Plan was $1.00 per option on a pre-capital reconstruction basis.

Exercise Period: The exercise period could not exceed 5 years.

Management Option Plan

The options issued pursuant to this plan were approved by Shareholders at an Extraordinary General Meeting on 9 November 2000. The terms of the options issued under this plan are as follows - (i) exercisable on or before 8 November 2005, (ii) based upon the Company's share price trading above hurdle prices for 5 consecutive days, (iii) exercise price is $1.50.

The total number of employee options issued and outstanding is as follows:

Issue date	Expiry date	Exercise price	Options Issued	Options exercised and shares issued		Total options available to be exercised		Total options not yet vested		Total options not available as lapsed /unexercised Note (a)	
				2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
			'000	'000	'000	'000	'000	'000	'000	'000	'000
18 Oct 1999	18 Oct 2009	$1.00	825	-	-	314	314	-	-	511	511
29 Nov 1999	29 Nov 2009	$1.00	220	-	-	-	-	-	-	220	220
29 Nov 1999	29 Nov 2009	$1.48	125	-	-	25	25	-	-	100	100
24 Jul 2000	24 July 2010	$1.51	20	-	-	-	-	-	-	20	20
10 Oct 2000	10 Oct 2010	$1.50	432	-	-	150	150	-	-	282	282
09 Nov 2000	08 Nov 2005	$1.50	1,000	-	-	-	-	1,000	1,000	-	-
18 May 2001	18 May 2011	$1.50	238	-	-	25	25	-	-	213	213
06 Sep 2001	06 Sep 2011	$1.09	35	-	-	-	-	-	-	35	35
12 Oct 2001	12 Oct 2011	$0.89	120	-	-	-	-	-	-	120	120
17 Dec 2001	17 Dec 2011	$1.06	45	-	-	-	-	-	-	45	45
04 Feb 2002	04 Feb 2012	$1.13	50	-	-	-	-	-	-	50	50
23 Jan 2003	04 Aug 2010	$1.55	25	-	-	-	-	-	-	25	25
23 Jan 2003	30 Jun 2012	$1.01	324	-	-	20	20	-	-	304	304
30 May 2003	30 May 2013	$0.27	67	-	-	-	-	-	-	67	67
16 Dec 2004	16 Dec 2009	$0.12	4,500	-	-	4,500	-	-	-	-	-
30 May 2005	30 May 2010	$0.12	5,000	-	-	5,000	-	-	-	-	-
			13,026	-	-	10,034	534	1,000	1,000	1,992	1,992

The total number of employee options outstanding disclosed in Note 14 to these accounts is 11,033,650 (2004: 1,533,650) being the total of all options available to be exercised plus those not as yet vested.

The terms and conditions of the options shown above are set out on the preceding pages.

27. EMPLOYEE BENEFITS (cont'd)

(a) Total options not available as lapsed/unexercised result from:

- options not being exercised by the expiry date; or
- options lapsing due to the holder ceasing to be an employee for any reason other than death or retirement.

No options were exercised during the financial year.

28. DIRECTOR AND EXECUTIVE DISCLOSURE

(a) Remuneration Options: Granted during the year

2005	Number Granted	Grant Date	Value per Option	Exercise Price	First Exercise Date	Last Exercise Date	% of Remuneration
Directors							
Dr M Verma	1,500,000	16 Dec 04	$0.08	$0.12	16 Dec 05	16 Dec 09	42%
Dr W Hanisch	1,500,000	16 Dec 04	$0.08	$0.12	16 Dec 05	16 Dec 09	57%
Mr S Jones	1,500,000	16 Dec 04	$0.08	$0.12	16 Dec 05	16 Dec 09	65%
Specified Executives							
Mr J Yeates	1,000,000	30 May 05	$0.04	$0.12	30 May 05	30 May 10	42%
Dr S Bastiras	1,500,000	30 May 05	$0.04	$0.12	30 May 05	30 May 10	27%
Dr C Senn	1,500,000	30 May 05	$0.04	$0.12	30 May 05	30 May 10	33%

(b) Option holdings of specified directors and specified executives

2005	Held at 1 July 2004	Granted as Remuneration	Exercised	Other Changes*	Held at 30 June 2005	Vested and Exercisable at Year End
Directors						
Dr M Verma	175,000	1,500,000	-	-	1,500,000	1,675,000
Dr Wolf Hanisch	-	1,500,000	-	-	1,500,000	1,500,000
Mr S Jones	-	1,500,000	-	-	1,500,000	1,500,000

2004	Held at 1 July 2003	Granted as Remuneration	Exercised	Other Changes*	Held at 30 June 2004	Vested and Exercisable at 30 June 2004
Mr J Kucharcyk	36,661	-	-	-	36,661	-
Mr R Mazzocchi	45,121	-	-	-	45,121	-
Mr P Hart	25,000	-	-	(25,000)	-	-
Mr J Harkness	-	-	-	-	-	-
Mr J Smeaton	600,232	-	-	(350,232)	250,000	-
Mr C Juttner	160,415	-	-	(60,415)	100,000	-

2005	Held at 1 July 2004	Granted as Remuneration	Exercised	Other Changes*	Held at 30 June 2005	Vested and Exercisable at Year End
Specified Executives						
Mr J Yeates	-	1,000,000	-	-	1,000,000	1,000,000
Dr S Bastiras	74,306	1,500,000	-	-	1,574.306	1,540,000
Dr C Senn	71,766	1,500,000	-	-	1,571,766	1,540,000

2004	Held at 1 July 2003	Granted as Remuneration	Exercised	Other Changes*	Held at 30 June 2004	Vested and Exercisable at 30 June 2004
Mr A Robins	411,242	-	-	(161,242)	250,000	-
Dr M Verma	175,000	-	-	-	175,000	75,000
Mr L Burns	208,763	-	-	(108,763)	100,000	-
Mr G LaFontaine	28,219	-	-	(28,219)	-	-
Ms J Zannetti	50,000	-	-	(50,000)	-	-

- Other changes represent options that expired or were forfeited during the year. No options held by specified directors or executives were vested but not yet exercisable

28. DIRECTOR AND EXECUTIVE DISCLOSURE (cont'd)

(c) Equity Holdings of Directors and Specific Executives of the Company

2005	Held at 1 July 2004	Purchases	Received on exercise of options	Sales	Held at 30 June 2005
Directors					
Dr M Verma	4,323	180,000	-	-	184,323
Dr W Hanisch	-	247,119	-	-	247,119
Mr S Jones	-	51,730	-	-	51,730
Specified Executives					
Mr J Yeates	-	-	-	-	-
Dr S Bastiras	-	-	-	-	-
Dr C Senn	-	-	-	-	-

2004	Held at 1 July 2003	Purchases	Received on exercise of options	Sales	Held at 30 June 2004
Directors					
Mr J Kucharcyk	743,415	-	-	-	743,415
Mr R Mazzocchi	917,280	-	-	-	917,280
Mr P Hart	9,000	-	-		9,000
Mr J Harkness	-	-	-	-	-
Mr J Smeaton	45,500	-	-		45,500
Mr C Juttner	3,000	-	-		3,000
Specified Executives					
Mr A Robins	30,000	-	-	-	30,000
Dr M Verma	4,323	-	-	-	4,323
Mr L Burns	-	-	-	-	-
Mr G LaFontaine	-	-	-	-	-
Ms J Zannetti	-	-	-	-	-

29. EVENTS SUBSEQUENT TO BALANCE DATE

Issue and conversion of Convertible Notes to Shares

Subsequent to the balance date 10,000,000 share were issued to holders of convertible notes who exercised their rights to convert to shares under the Convertible Note deeds. Four of these convertible notes were issued after the balance date. Details of all notes that were converted follow:

Note Holder	Value of Note	Date Issued	Date Converted	Conversion Rate per Share	Number of Shares Issued
Dr M Monsour	$100,000	20 June 2005	2 August 2005	$0.05	2,000,000
Dr M Monsour	$100,000	1 July 2005	2 August 2005	$0.05	2,000,000
Yarandi Pty Ltd	$100,000	19 July 2005	19 July 2005	$0.05	2,000,000
Yarandi Pty Ltd	$100,000	19 July 2005	19 July 2005	$0.05	2,000,000
Dr M Monsour	$100,000	2 August 2005	2 August 2005	$0.05	2,000,000

Each of these notes had a coupon rate of 8% with interest accruing daily and payable monthly. The terms for the conversion rate per note was the higher of 5 cents per share and the rolling 3 month volume weighted average share price on the ASX prior to the date of conversion discounted by 20%.

On 15 August 2005, Adelaide-based venture and development capital firm Paragon Equity Ltd signed an agreement to invest $852,350 in BresaGen to acquire a 10% equity holding in the Company. The investment consists of an issue of 13.9 million shares in new equity. The issue of 10 million shares results from the purchase and conversion of five (5) convertible notes. These notes each have a face value of $100,000 and were approved by shareholders on 24 May 2005 to be placed with sophisticated investors at the higher of 5 cents or 3 month volume weighted average price. These notes were converted on the day of purchase at 5 cents per share. A further 3,915,000 shares were acquired at a price of 9 cents.

Paragon Equity Ltd have also been granted, subject to shareholder approval 3,915,000 unlisted options at an exercise price of 12 cents and a 5 year expiry term.

30. INTERNATIONAL FINANCIAL REPORTING

For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board(AASB).

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity's financial performance and financial position is summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The consolidated entity has not quantified the effects of the differences discussed below. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

The key potential implications of the conversion to IFRS on the consolidated entity are as follows:

- Under AASB 139 *Financial Instruments: Recognition and Measurement*, financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables - measured at amortised cost, held to maturity - measured at amortised cost, held for trading – measured at fair value with fair value changes charged to net profit or loss, available for sale – measured at fair value with fair value changes taken to equity and non-trading liabilities - measured at amortised cost. This will result in a change in the current accounting policy that does not classify financial instruments;
- income tax will be calculated based on the "balance sheet" approach, which may result in more deferred tax assets and liabilities and, as tax effects follow the underlying transaction, some tax effects will be recognised in equity;
- impairments of assets will be determined on a discounted basis, with strict tests for determining whether cash-generating operations have been impaired;
- equity-based compensation in the form of shares and options will be recognised as expenses in the periods during which the employee provides related services; and
- Changes in accounting policies will be recognised by restating comparatives rather than making current year adjustments with note disclosure of prior year effects.

The Company has established a project to achieve transition to IFRS reporting, beginning with the half-year ended 31 December 2005. The Company's implementation project consists of the activities described below:

- an assessment of the impacts of conversion to IFRS reporting on existing accounting policies and procedures, systems and processes, business structures and staff;
- the development of plans for implementing the changes required to existing accounting policies and procedures and systems and processes in order to transition to IFRS; and
- the implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff. It will enable the Company to generate the required disclosures of AASB 1 as it progresses through its transition to IFRS.

Other than as detailed above, there has not been any matter or circumstance, other than referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly effect, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

31. SEGMENT INFORMATION

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income earnings assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Business segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

Protein Pharmaceuticals	Research and production of cost effective technology to express and purify recombinant proteins on a commercial scale, this area includes the consolidated entity's protEcol™ Services business unit.

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers. Segment assets are based on the geographical location of the assets.

31. SEGMENT INFORMATION (cont'd)

Geographical segments (cont'd)

The consolidated entity's business segments operate geographically as follows:

Australia — Sales of the registered drug EquiGen to Pfizer, contract income from the consolidated entity's protEcol™ Services business and receipt of grant revenue for business expansion by the South Australian Government.

United States — Grant revenue from the United States' National Institutes of Health (NIH) plus minor revenue derived from cell sales to research organisations within the United States. Further, sales of the registered drug EquiGen to Veterinarians and human growth hormone to research organisations based in the United States.

Other — protEcol™ Services contracts, sales of R&D products and the registered drug EquiGen principally in the United Kingdom, Middle East, Europe and New Zealand.

	Cell Therapy		**Reproductive Biotechnology**		**Protein Pharmaceuticals/ Operations**		**Consolidated**	
Primary Reporting	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Business Segments	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000
Revenue								
Total Segment revenue	-	1,508	-	164	**3,062**	2,075	**3,062**	3,747
Other unallocated revenue								7,023
Total revenue							**3,062**	10,770
Result								
Segment result	-	(3,200)	-	186	**(8,245)**	(718)	**(8,245)**	(3,732)
Unallocated corporate expenses							**152**	(6,926)
Profit from ordinary activities before income tax	-	-	-	-	**(8,245)**	-	**(8,093)**	(10,658)
Income tax expense	-	-	-	-		-		-
Net profit	-	-	-	-	**(8,245)**		**(8,093)**	(10,658)
Depreciation and amortisation	-	1,402	-	5	**954**	324	**954**	1,731
Non-cash expenses other than depreciation and amortisation	-	52	-	22	**5,791**	105	**5,791**	179
Individually significant items								
Write off on Intangibles	-	-	-	-	**221**	-	**221**	-
					Protein Pharmaceuticals/ Operations		**Consolidated**	
Assets								
Segment assets					**12,285**	3,599	**12,285**	3,599
Unallocated corporate assets					-	-	-	14,329
Consolidated total assets							**12,285**	17,928
Liabilities								
Segment liabilities					-	-	-	-
Unallocated corporate liabilities					-	-	**9,980**	10,630
Consolidated total liabilities							**9,980**	10,630
Acquisitions of non-current assets					-	361	**72**	361
Unallocated acquisition of non-current assets					-	-	-	361
Consolidated asset acquisitions							**72**	361

Secondary reporting	**Australia**		**United States**		**Other**		**Consolidated**	
Geographical Segments								
External segment revenue by location of customers	**1,284**	1,823	**590**	1,635	**268**	289	**2,142**	3,747
Segment assets by location of assets	**12,285**	3,599	-	-	-	-	**12,285**	3,599
Acquisition of non-current assets	**72**	361	-	-	-	-	**72**	361

Director's Declaration

In accordance with a resolution of the directors of BresaGen Limited (the Company), we make the following statement:

(1) In the opinion of the directors:

(a) the financial statements, notes and the additional disclosures included in the Directors' Report designated as audited, of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

(ii) comply with Accounting Standards and Corporations Regulations 2001; and

(b) Subject to the inherent uncertainty regarding continuation as a going concern as expressed in note 1 to the financial report, that is, the ability of the Company to pay its debts as and when they fall due, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial year ending 30 June 2005.

On behalf of the Board

Mr Stephen Jones
Chairman

8 September 2005

ERNST & YOUNG

Santos House
91 King William Street
Adelaide SA 5000
Australia

GPO Box 1271
Adelaide SA 5001

Tel 61 8 8233 7111
Fax 61 8 8231 2050
DX 155 Adelaide

Auditor's Independence Declaration to the Directors of BresaGen Limited

In relation to our audit of the financial report of BresaGen Limited for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Colin W Dunsford
Partner
8 September 2005

ERNST & YOUNG

Santos House
[illegible] King William Street
Adelaide SA 5000
Australia

GPO Box 1271
Adelaide SA 5001

Tel 61 8 8233 7111
Fax 61 8 8231 8050
DX 135 Adelaide

Independent audit report to members of BresaGen Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for BresaGen Limited and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report and the additional disclosures within the Remuneration Report, which are included in the Directors' Report on Remuneration Policy, table (a): Directors' remuneration summary and table (b): Executives' remuneration summary, designated as audited ('the additional disclosures'), that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report and the additional disclosures.

Audit approach

We conducted an independent audit of the financial report and the additional disclosures in order to express an opinion on them to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report and the additional disclosures is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report and the additional disclosures present fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the additional disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

ERNST & YOUNG

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the additional disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report.

Audit opinion

In our opinion, the financial report and the additional disclosures included in the Directors' Report designated as audited of BresaGen Limited are in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of BresaGen Limited and the consolidated entity at 30 June 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Inherent Uncertainty Regarding Continuation of Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1(A) "Going Concern" to the financial statements, there is significant uncertainty whether the company and the consolidated entity will be able to continue as going concerns and therefore whether they will be able to pay their debts as and when they fall due and realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the company and the consolidated entity not continue as going concerns.

Ernst & Young.

Ernst & Young

Colin W Dunsford
Partner
Adelaide
8 September 2005